                                                Filed Pursuant to Rule 424(b)(5)
                                            Registration Statement No. 333-34841

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED SEPTEMBER 19, 1997)

[SEAGULL LOGO]                    $150,000,000

                           SEAGULL ENERGY CORPORATION

                 7 1/2% SENIOR NOTES DUE SEPTEMBER 15, 2027
                            ------------------------

     Interest on the Senior Notes is payable semiannually on March 15 and September 15 of each year, commencing March 15, 1998. The Senior Notes will not be redeemable prior to maturity and will not be subject to any sinking fund. The Senior Notes will be unsecured obligations of the Company and will rank pari passu with all other unsecured, unsubordinated obligations of the Company.

     The Senior Notes will be represented by one or more global certificates registered in the name of the nominee of The Depository Trust Company ("DTC") and such nominee will be the sole holder of the Senior Notes. The Senior Notes will not be issued in definitive registered form except in limited circumstances. Settlement for the Senior Notes will be made in immediately available funds. The Senior Notes will trade in DTC's Same-Day Funds Settlement System until maturity, and secondary market trading activity in the Senior Notes will therefore settle in immediately available funds. See "Description of Senior Notes -- Book-Entry Only System."

     The Senior Notes are an issue of the Company's Debt Securities described in the accompanying Prospectus (the "Prospectus") to which this Prospectus Supplement relates.
                            ------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

=============================================================================================================
                                                  PRICE TO          UNDERWRITING           PROCEEDS TO
                                                  PUBLIC(1)          DISCOUNT(2)          COMPANY(1)(3)
-------------------------------------------------------------------------------------------------------------
Per Senior Note.............................       99.544%               1%                  98.544%
-------------------------------------------------------------------------------------------------------------
Total.......................................    $149,316,000         $1,500,000            $147,816,000
=============================================================================================================

(1) Plus accrued interest, if any, from September 30, 1997.

(2) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(3) Before deducting estimated expenses of $50,000 payable by the Company, net of expenses to be reimbursed by the several Underwriters as described under "Underwriting."
                            ------------------------

     The Senior Notes are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by the Underwriters, subject to approval of certain legal matters by counsel for the Underwriters. The Underwriters reserve the right to reject orders in whole or in part. It is expected that delivery of the Senior Notes will be made through the book-entry facilities of DTC on or about September 30, 1997.
                            ------------------------

MERRILL LYNCH & CO.
          DONALDSON, LUFKIN & JENRETTE
                 SECURITIES CORPORATION

                      J.P. MORGAN & CO.

                                 SALOMON BROTHERS INC

                                           SBC WARBURG DILLON READ INC.
                            ------------------------
         THE DATE OF THIS PROSPECTUS SUPPLEMENT IS SEPTEMBER 25, 1997.

     CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE SENIOR NOTES. SUCH TRANSACTIONS MAY INCLUDE STABILIZING AND THE PURCHASE OF SENIOR NOTES TO COVER SYNDICATE SHORT POSITIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                                  THE COMPANY

     Seagull Energy Corporation (the "Company" or "Seagull") is an international oil and gas company engaged primarily in exploration and development activities in the United States, Egypt, Cote d'Ivoire, Indonesia and the Russian Republic of Tatarstan. It also transports, distributes and markets natural gas, liquids products and petrochemicals in the United States. On September 11, 1997, the Company agreed to sell its Canadian operations. See "Recent Developments."

                                    STRATEGY

     Seagull's long-term goal is to grow its reserve base and its crude oil and natural gas production capacity. Historically, the Company grew principally through various acquisitions of primarily natural gas assets, followed by low-cost exploitation of those newly acquired assets. Prior to 1996, these acquisitions included Houston Oil & Minerals Corporation in 1988, Houston Oil Trust in 1989, Wacker Oil Inc. in 1990, certain oil and gas assets from Mesa Limited Partnership in 1991, Arkla Exploration in 1992, and Novalta Resources Inc. in 1994.

     However, as the Company has grown larger, it has moved toward a more balanced approach of growing through its internal drilling efforts complemented by relatively small strategic acquisitions of additional oil and gas assets in its core operating areas. Seagull also has endeavored to bring more balance to its mix of crude oil and natural gas assets, thereby lessening its dependence upon natural gas and increasing (i) the percentage of crude oil represented in the Company's total portfolio of proved reserves and (ii) its capacity to produce those reserves.

     The Company's desire to grow more through internal drilling has led it in the last few years to broaden its exploration focus beyond the Gulf Coast offshore area where Seagull originally concentrated its exploration efforts. Specifically, the Company's broadening of its exploration focus increased its involvement in areas outside the continental United States and in certain onshore areas of the Texas and Louisiana Gulf Coasts.

     In 1996 the Company completed two business combinations that reflect this shift in strategy. In September 1996, the Company acquired two Egyptian concessions from units of Exxon Corporation, and in October 1996, a stock-for-stock merger of Global Natural Resources Inc. ("Global") into Seagull was completed.

     The Global merger both broadened and diversified the Company's oil and gas reserve profile by (i) balancing exploration and development capital programs,
(ii) increasing the proportion of crude oil in the reserve portfolio and (iii) increasing international orientation of its reserve base. Seagull's management believes Global's properties brought a substantial number of exploratory prospects with significant upside potential to the Company, complementing its large portfolio of long-lived domestic natural gas producing properties with substantial exploration upside and a large, stable cash flow base generated from oil and gas sales and its non-exploration and production activities. This combination has increased the Company's ability to generate material growth over the next several years in both its base of proved reserves and its crude oil and natural gas production capacity.

                             OIL AND GAS OPERATIONS

     Seagull's Oil and Gas Operations ("O&G") segment is the Company's primary business segment. Revenues from the O&G segment accounted for 81%, 76% and 78% of the Company's consolidated revenues for 1996, 1995 and 1994, respectively. Production of gas and liquids for 1996 averaged 391.5 MMcf per day ("MMcf/d") and 13,409 Bbl per day ("Bbl/d"), respectively, compared to 382.6 MMcf/d and 8,753 Bbl/d, respectively, in 1995. At December 31, 1996, the Company's proved developed reserves accounted for approximately 78% of total proved reserves. Oil production in 1996 increased from the prior year primarily as a result of increased production in Egypt and Cote d'Ivoire.

     The following table sets forth Seagull's oil and gas reserves at December 31, 1996:

                                               PROVED RESERVES AT DECEMBER 31, 1996(1)
                                              -----------------------------------------
                                              GAS (MMCF)(2)    OIL (MBBL)(2)    MBOE(2)
                                              -------------    -------------    -------
UNITED STATES:
  Arkoma Basin..............................      121,896             --         20,316
  Arklatex Area.............................      297,719          7,687         57,306
  Mid-Continent Area........................      203,692          7,958         41,906
  Offshore Gulf of Mexico...................       82,095          2,404         16,087
  Gulf Coast Onshore........................       27,608          1,166          5,767
  Other.....................................       82,771            670         14,465
                                                ---------         ------        -------
                                                  815,781         19,885        155,847
CANADA(3)...................................      233,744          3,725         42,682
EGYPT:
  Qarun.....................................        1,447          9,462          9,703
  East Zeit.................................           --         16,262         16,262
                                                ---------         ------        -------
                                                    1,447         25,724         25,965
COTE D'IVOIRE...............................       21,644          1,525          5,132
TATARSTAN...................................           --         16,338         16,338
INDONESIA...................................       65,217          1,125         11,993
                                                ---------         ------        -------
          Total.............................    1,137,833         68,322        257,957
                                                =========         ======        =======
Total Without Canada(3).....................      904,089         64,597        215,275
                                                =========         ======        =======

---------------

(1) The reserve estimates above were prepared by independent petroleum engineering firms. See "Experts" in the Prospectus.

(2) See "Certain Definitions" in the Prospectus.

(3) On September 11, 1997, the Company agreed to sell its Canadian operations. See "Recent Developments."

     Seagull's oil and gas production, on an MBOE basis, was as follows for the periods indicated below:

                                                       SIX MONTHS
                                                         ENDED        YEAR ENDED DECEMBER 31,
                                                        JUNE 30,     --------------------------
                                                          1997        1996      1995      1994
                                                       ----------    ------    ------    ------
United States........................................    10,046      20,934    20,317    21,451
Canada(1)............................................     1,654       3,895     4,075     3,720
Egypt................................................     1,548       1,305        25        --
Cote d'Ivoire........................................       404         752       295        --
Tatarstan............................................       775       1,117     1,062       842
Indonesia............................................       408         789       701       793
                                                         ------      ------    ------    ------
          Total......................................    14,835      28,792    26,475    26,806
                                                         ======      ======    ======    ======
Total Without Canada(1)..............................    13,181      24,897    22,400    23,086
                                                         ======      ======    ======    ======

---------------

(1) On September 11, 1997, the Company agreed to sell its Canadian operations. See "Recent Developments."

UNITED STATES

     Even though the Company has increased its international presence, most of the Company's proved oil and gas reserves and annual production are contributed by properties in the United States. These properties are generally located in three geographic areas -- the Mid-South region, the Mid-Continent region and the Gulf Coast region. The Company's capital program for 1997 is designed to hold domestic reserves and deliverability to approximately year-end 1996 levels. In addition, Seagull will continue to pursue small acquisitions to increase its domestic reserves and deliverability. Capital expenditures, excluding small acquisitions, for the Company's domestic activities are expected to be approximately $145 million for 1997, including $54 million for exploration, $72 million for development and $19 million for leaseholds.

     Mid-South Region. The Company's Mid-South properties are situated generally in the Arkoma Basin of eastern Oklahoma and western Arkansas and the Arklatex area of east Texas and northwest Louisiana. Combined, these two areas held proved reserves totaling 77,622 MBOE at December 31, 1996, approximately 30% of the Company's total proved reserves (36%, excluding Canada). These proved reserves are contained in some 80 fields in which there are approximately 1,300 producing wells. The Company's continuing expenditures in the Mid-South region are devoted principally to exploitation activities.

     Mid-Continent Region. The Company's Mid-Continent properties are situated generally in the Anadarko Basin of the Texas Panhandle and western Oklahoma. This area held proved reserves totaling 41,906 MBOE at December 31, 1996, approximately 16% of the Company's total proved reserves (19%, excluding Canada). These proved reserves are contained in 20 fields in which there are approximately 900 producing wells. The Company's continuing expenditures in the Mid-Continent region are devoted principally to exploitation activities.

     Gulf Coast Region. The Company's Gulf Coast region properties are located onshore in south Texas and south Louisiana and offshore in the Gulf of Mexico off the coasts of the same two states. As of December 31, 1996, the Company's holdings in the Gulf Coast region totaled 21,854 MBOE of proved reserves, representing approximately 8% of the Company's total proved reserves (10%, excluding Canada). At December 31, 1996, the Company had 68 undrilled exploratory prospects in its Gulf Coast region, approximately 60 of which were located offshore. Further, the Company estimates that it held approximately 20 development drilling locations at year-end 1996. Both exploration and exploitation activities are conducted in this region.

EGYPT

     The Company's Egyptian operations consist of working interests in three producing (Qarun, East Zeit and South Hurghada) and two exploratory (East Beni Suef and Darag) concessions. The East Zeit and South Hurghada concessions were purchased in 1996. The Company's interests in Qarun, East Beni Suef and Darag were owned by Global prior to the Global merger.

     Qarun. The Company has a 25% non-operated working interest in the Qarun concession. The concession covers approximately 1.9 million gross acres located 45 miles southwest of Cairo. Exploratory drilling activities began in mid 1994. Initial oil production, via trucking, began in late 1995 while conventional development facilities became operational in early 1997. The Qarun Production Company was formed in 1995 to operate the Qarun block and is jointly owned by the Company's joint venture partners and the Egyptian national oil company.

     East Zeit. On September 10, 1996, Seagull purchased the East Zeit and South Hurghada concessions from units of Exxon Corporation. The Company, as operator, has a 100% working interest in the East Zeit concession which is located offshore in the Gulf of Suez.

     South Hurghada. The South Hurghada concession, covering over 61,000 gross acres, was acquired on September 10, 1996. Seagull, as operator, has a 100% working interest in the concession, which is located onshore on the coast of the Gulf of Suez approximately 250 miles south of Cairo. Two successful exploratory wells were drilled in early 1997, with trucked production commencing at the end of June.

     East Beni Suef. Seagull, as the operator, has a 50% working interest in the East Beni Suef concession. The concession covers approximately 6.8 million gross acres lying adjacent and to the south of the Qarun concession. The working interest partners have committed to drill one exploratory well in the initial three year exploratory period. This initial well was spudded in August 1997. The exploration rights may be extended for an additional six years by the assumption of additional drilling obligations.

     Darag. The Company has a 50%, non-operated working interest in the Darag block which is located in the northern portion of the Gulf of Suez, and covers 460,000 gross acres.

COTE D'IVOIRE

     Seagull's operations in Cote d'Ivoire, West Africa consist of working interests in three blocks -- CI-11, CI-12 and CI-104. Each block is subject to a production sharing contract ("PSC") with similar terms for each of the blocks. Pursuant to the CI-11 PSC, the Company has a 13% unitized working interest in the area located from onshore to approximately eight miles offshore Cote d'Ivoire.

     In April 1995, the Company signed a PSC for block CI-12 which lies adjacent to the west of block CI-11. The Company plans to participate in drilling two exploratory wells in 1997 on this block.

     In 1996, the Company received a 100% working interest in block CI-104, which lies adjacent to the west of block CI-12 and covers approximately 250,000 gross acres. The Company has committed to drill one exploratory well in the initial two year period. Seismic work began in 1997 with initial drilling to begin in 1998.

TATARSTAN

     Through its 90% owned subsidiary, Texneft, the Company has a net 45% interest in a joint venture in Tatarstan, a republic in the Russian Federation located west of the Ural Mountains and east of the Volga River. The joint venture is with Tatneft, a Russian open joint stock company. The joint venture, Tatex, operates various oil fields in Tatarstan. Under the terms of the joint venture and various supplemental agreements, the funding for the joint venture is supplied by Texneft and Tatneft through various credit agreements.

     The joint venture's activities currently include three projects: (i) vapor recovery, (ii) the development and operation of the Onbysk field and (iii) the upcoming development and operation of the Suncheleevsky and Demkinsky fields. Texneft's share of capital spending for 1997 is approximately $6 million, primarily for development drilling and facilities.

INDONESIA

     Seagull has a 1.714% interest in the Indonesia Joint Venture ("IJV") for the exploration, development and production of oil and gas in East Kalimantan, Indonesia, under a production sharing contract with Perusahaan Pertambangan Minyak Dan Gas Bumi Negara, the state petroleum enterprise of Indonesia ("Pertamina"). The majority of the revenue derived from the IJV results from the sale of liquefied natural gas. Under the terms of the PSC with Pertamina, the IJV is authorized to explore for, develop and produce petroleum reserves in an approximately 1.1 million acre area in East Kalimantan. In accordance with the requirements of the PSC, which expires on August 7, 2018, the IJV must relinquish 10% of the PSC area by August 7, 1998; 10% by December 31, 2000; and 15% by each December 31, 2001, 2002 and 2004. However, the IJV is not required to relinquish any of the PSC area in which oil or gas is held for production.

OTHER INTERNATIONAL

     The Company's other international operations consist of activities in the United Kingdom and Malaysia. In the United Kingdom, Seagull has several production licenses awarded to two exploration groups which include Seagull. Although the Company currently has no producing properties in the United Kingdom, a well designed to delineate a 1994 discovery is scheduled for late 1997 or early 1998. While Seagull currently has several minor interests in Malaysia, exploratory efforts in 1993 and 1994 did not find commercial quantities of hydrocarbons. The Company and its joint venture partners do not currently have any additional plans for activities in Malaysia.

OTHER ACTIVITIES IN THE O&G SEGMENT

     The Company's O&G segment also includes pipeline and marketing operations involving (i) the transportation and marketing of Seagull's own and third-party gas, oil and natural gas liquids; (ii) gas gathering and processing; and (iii) pipeline engineering, design, construction and operation.

                      ALASKA TRANSMISSION AND DISTRIBUTION

     The Company operates in Alaska through ENSTAR Natural Gas Company ("ENG"), a division of the Company, and Alaska Pipeline Company ("APC"), a wholly owned subsidiary of the Company. ENG and APC are currently operated as a single business unit ("ENSTAR Alaska"). APC engages in the intrastate transmission of natural gas in south central Alaska. ENG engages in the distribution of natural gas in Anchorage and other nearby communities in Alaska and is APC's only customer. Revenues from the natural gas transmission and distribution segment accounted for 19%, 24% and 22% of the Company's consolidated revenues for 1996, 1995 and 1994, respectively.

                              RECENT DEVELOPMENTS

     Sale of Canadian Operations. On September 11, 1997, the Company entered into a purchase and sale agreement pursuant to which the Company has agreed to sell its Canadian exploration and production subsidiary to Rio Alto Exploration Ltd. ("Rio"). The Company's operations in Canada consist of interests in a small number of fields located in Alberta, Canada. As of December 31, 1996, the Company's holdings in Canada totaled 42,682 MBOE, representing 17% of the Company's reserves.

     Pursuant to the purchase and sale agreement, Rio will purchase the stock of the Canadian subsidiary for approximately US$182 million, based on current exchange rates and subject to final purchase price adjustments. Seagull expects to realize an after-tax gain of approximately $13 million in the quarter in which the transaction is closed. Subject to receiving various regulatory approvals, the companies expect to close the transaction no later than early in the fourth quarter of 1997.

     Initially, the Company will apply the sales proceeds to repay existing long-term debt, including all of its Canadian debt. See "Capitalization."

     Recent Egyptian Discovery. Seagull recently announced that it believes it has made a significant discovery of a new oil field in upper Egypt. The discovery well is the first exploratory well at East Beni Suef, a 6.8 million-acre concession south of Cairo in upper Egypt. At the discovery well, oil flowed at a rate of 5,200 barrels per day from a 40-foot interval in a Kharita sand at a depth slightly below 7,000 feet. Seagull is in the process of testing several zones of interest in the well, which was drilled to a total depth of approximately 11,000 feet. Testing of two additional zones remains to be completed. The Company has also arranged for two additional rigs to drill delineation wells in the immediate vicinity of the discovery. Seagull holds a 50 percent interest in and is operator of East Beni Suef.

               SELECTED HISTORICAL FINANCIAL INFORMATION(1)(2)(3)

                                                               SIX MONTHS JUNE 30,           YEAR ENDED DECEMBER 31,
                                                             -----------------------   ------------------------------------
                                                                1997         1996         1996         1995         1994
                                                             ----------   ----------   ----------   ----------   ----------
                                                                                 (AMOUNTS IN THOUSANDS,
                                                                          EXCEPT PER SHARE AMOUNTS AND RATIOS)
SELECTED INCOME STATEMENT DATA:
  Revenues:
    Oil & Gas Operations...................................  $  230,410   $  197,731   $  419,595   $  307,438   $  361,981
    Alaska transmission and distribution...................      51,343       51,133       97,616       97,770      105,598
                                                             ----------   ----------   ----------   ----------   ----------
                                                                281,753      248,864      517,211      405,208      467,579
  Costs of operations:
    Operating costs........................................     107,842       92,519      189,894      182,531      206,500
    Exploration charges....................................      16,299       20,462       50,772       40,223       43,813
    Depreciation, depletion and amortization...............      87,772       76,529      155,669      149,685      158,978
    Impairment of long-lived assets(4).....................          --           --           --       48,842           --
    General and administrative(5)..........................       5,423        8,363       17,433       21,768       12,803
                                                             ----------   ----------   ----------   ----------   ----------
                                                                217,336      197,873      413,768      443,049      422,094
                                                             ----------   ----------   ----------   ----------   ----------
  Operating profit.........................................      64,417       50,991      103,443      (37,841)      45,485
  Other (income) expense:
    Merger expense.........................................          --           --        9,982           --           --
    Interest expense.......................................      19,995       22,683       44,842       52,978       51,674
    Interest income and other(6)...........................        (913)      (1,919)      (6,237)     (91,863)      (5,524)
                                                             ----------   ----------   ----------   ----------   ----------
                                                                 19,082       20,764       48,587      (38,885)      46,150
                                                             ----------   ----------   ----------   ----------   ----------
  Income (loss) before income taxes........................      45,335       30,227       54,856        1,044         (665)
  Income tax expense.......................................      25,460       14,849       25,895        2,782        3,740
                                                             ----------   ----------   ----------   ----------   ----------
  Net income (loss)........................................  $   19,875   $   15,378   $   28,961   $   (1,738)  $   (4,405)
                                                             ==========   ==========   ==========   ==========   ==========
  Earnings (loss) per share................................  $     0.31   $     0.24   $     0.45   $    (0.03)  $    (0.07)
                                                             ==========   ==========   ==========   ==========   ==========
  Weighted average number of common shares outstanding.....      64,028       63,160       64,073       62,674       63,006
                                                             ==========   ==========   ==========   ==========   ==========
SELECTED BALANCE SHEET DATA:
  Property, plant and equipment, net.......................  $1,287,037   $1,144,704   $1,244,641   $1,130,178   $1,217,656
  Total assets.............................................   1,537,768    1,358,892    1,515,063    1,359,125    1,454,050
  Long-term debt...........................................     588,752      538,882      573,455      557,107      622,080
  Redeemable bearer shares.................................      15,837       16,265       16,059       16,591       17,467
  Shareholders' equity.....................................     620,262      576,256      597,730      562,621      557,646
SELECTED OTHER DATA:
  Capital expenditures.....................................     137,348       75,268     213, 462      144,101      202,553
  Acquisitions.............................................         821       25,669      104,420           --      193,859
  Long-term debt/total capitalization......................        48.7%        48.3%        49.0%        49.8%        52.7%
  EBITDAX to interest ratio(7).............................        7.64x        6.84x        7.07x        4.10x        5.23x

---------------

(1) On October 3, 1996, the shareholders of Seagull and Global approved a merger of a wholly owned subsidiary of Seagull into Global. The Global merger was accounted for as a pooling of interests. Accordingly, the financial information prior to October 3, 1996 has been restated to combine the results of Seagull and Global.

(2) Includes (i) certain oil and gas assets located in Egypt purchased from units of Exxon Corporation since September 10, 1996 and (ii) Seagull Energy Canada Ltd. since January 4, 1994, the respective dates of acquisition of these assets or entities.

(3) Amounts are before the sale of Seagull's Canadian operations. See "The Company -- Recent Developments."

(4) During 1995, Seagull adopted Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, resulting in a non-cash charge of $48.8 million.

(5) The year ended December 31, 1995 include one-time pre-tax charges of $8 million for expenses related to Seagull's workforce reduction and consolidation.

(6) The year ended December 31, 1995 includes a pre-tax gain of $82 million on the sale of substantially all of Seagull's gas gathering and gas processing assets.

(7) "EBITDAX" represents net income (excluding gains and losses on sales and retirements of assets, non-cash write downs, merger expenses and charges resulting from accounting convention changes) before deduction for federal and state taxes, interest expense, exploration charges and depreciation, depletion and amortization expense, all determined in accordance with generally accepted accounting principles. Interest includes interest expense, excluding amortization of deferred financing costs, and capitalized interest.

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from the sale of the Senior Notes are estimated at $148 million, after the deduction of the underwriting discount and of the estimated expenses payable by the Company. The Company intends to use the net proceeds from this offering (i) to repay amounts borrowed under the Company's revolving credit agreement (the "Revolver") and short-term notes payable under money market facilities and (ii) for general corporate purposes. In the past, the Company from time to time has borrowed and repaid amounts under its revolving credit facilities and money market facilities for working capital and other general corporate purposes. Subject to the terms of the Revolver and money market facilities, the Company may make new borrowings under the Revolver and money market facilities from time to time for such purposes.

     As of June 30, 1997, the weighted average interest rate applicable to the Company's borrowings under the Revolver and the money market facilities was 6.12% per annum and 6.30% per annum, respectively. A description of the interest rates, maturity and other material terms of the Revolver is incorporated herein by reference to Note 6 to the consolidated financial statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 1996.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company as of June 30, 1997, (i) on a historical basis, (ii) "Pro Forma" to reflect the sale of the Company's Canadian operations and its anticipated application of the estimated net proceeds from such sale as discussed under "The Company -- Recent Developments" and (iii) "Pro Forma As Adjusted" to reflect the issuance of the Senior Notes offered hereby and the anticipated application of the estimated net proceeds therefrom as described under "Use of Proceeds." The table should be read in conjunction with the Company's consolidated financial statements and the notes thereto incorporated by reference in the Prospectus.

                                                                    AS OF JUNE 30, 1997
                                                           -------------------------------------
                                                                                      PRO FORMA
                                                             ACTUAL     PRO FORMA    AS ADJUSTED
                                                           ----------   ----------   -----------
Cash.....................................................  $   29,465   $   29,465    $   74,829
                                                           ==========   ==========    ==========
Short-term Notes Payable.................................  $   22,700   $   22,700    $       --
                                                           ==========   ==========    ==========
Debt:
  Borrowings under bank facilities.......................  $  257,436   $   79,936    $       --
  7 7/8% Senior Notes Due 2003...........................     100,000      100,000       100,000
  7 1/2% Senior Notes Due 2027 (offered hereby)..........          --           --       150,000
  8 5/8% Senior Subordinated Notes Due 2005..............     150,000      150,000       150,000
  Monetary production payment liability..................      29,064       29,064        29,064
  Alaska Pipeline Company debt...........................      52,252       52,252        52,252
                                                           ----------   ----------    ----------
          Total long-term debt...........................     588,752      411,252       481,316
Shareholders' equity.....................................     620,262      633,597       633,597
                                                           ----------   ----------    ----------
          Total capitalization...........................  $1,209,014   $1,044,849    $1,114,913
                                                           ==========   ==========    ==========

                          DESCRIPTION OF SENIOR NOTES

     The following description of the particular terms of the Senior Notes (referred to in the Prospectus as the "Offered Debt Securities") supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Debt Securities set forth in the Prospectus, to which description reference is hereby made. Capitalized terms defined in the Prospectus have the same meanings when used herein.

GENERAL

     The maximum aggregate principal amount of Senior Notes that may be issued is limited to $150,000,000. The Senior Notes will mature September 15, 2027. Interest at the annual rate set forth on the cover page of this Prospectus Supplement is to accrue from September 30, 1997, and is to be payable semiannually on March 15 and September 15, commencing March 15, 1998, to the Persons in whose names the Senior Notes are registered at the close of business on the preceding March 1 or September 1, respectively. Interest payments on the Senior Notes will be calculated based on a 360-day year comprised of twelve 30-day months. All payments on the Senior Notes will be made in U.S. dollars.

     The Senior Notes will not be redeemable prior to maturity and will not be subject to any sinking fund. The Senior Notes will be unsecured obligations of the Company and will rank pari passu with all other unsecured, unsubordinated obligations of the Company. Because the Senior Notes will be obligations of the Company, the Senior Notes will be structurally subordinated to all present and future claims of creditors of the Company's subsidiaries.

BOOK-ENTRY ONLY SYSTEM

     The Senior Notes will be issuable only as Registered Securities and will be represented by one or more certificates (the "Global Securities") to be registered in the name of the nominee of DTC or any successor depository (the "Depository"). The Depository will maintain the Senior Notes in denominations of $1,000 and integral multiples thereof through its book-entry facilities. See "Description of Debt Securities -- Provisions Applicable to Both Senior and Senior Subordinated Debt Securities -- Global Securities" in the accompanying Prospectus for additional information concerning the Global Securities. In accordance with its normal procedures, the Depository will record the interests of each Depository participating firm ("Participant") in the Senior Notes, whether held for its own account or as a nominee for another Person.

     So long as the nominee of the Depository is the registered owner of the Senior Notes, such nominee will be considered the sole owner or holder of the Senior Notes for all purposes under the Indenture and any applicable laws. Except as otherwise provided below, a Beneficial Owner, as hereinafter defined, of interests in the Senior Notes will not be entitled to receive a physical certificate representing such ownership interest and will not be considered an owner or holder of the Senior Notes under the Indenture. A Beneficial Owner is the Person who has the right to sell, transfer or otherwise dispose of an interest in the Senior Notes and the right to receive the proceeds therefrom, as well as interest, principal and premium (if any) payable in respect thereof. A Beneficial Owner's interest in the Senior Notes will be recorded, in integral multiples of $1,000, on the records of the Participant that maintains such Beneficial Owner's account for such purpose. In turn, the Participant's interest in such Senior Notes will be recorded, in integral multiples of $1,000, on the records of the Depository. Therefore, the Beneficial Owner must rely on the foregoing arrangements to evidence its interest in the Senior Notes. Beneficial ownership of the Senior Notes may be transferred only by compliance with the procedures of a Beneficial Owner's Participant (e.g., brokerage firm) and the Depository. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the foregoing ability to transfer beneficial interests in the Global Securities.

     All rights of ownership must be exercised through the Depository and the book-entry system and notices that are to be given to registered owners by the Company or the Trustee will be given only to the Depository. It is expected that the Depository will forward the notices to the Participants by its usual procedures, so that such Participant may forward such notices to the Beneficial Owners. Neither the Company nor the Trustee will have any responsibility or obligation to assure that any notices are forwarded by the Depository to any Participant or by any Participant to the Beneficial Owners.

     DTC has advised the Company and the Underwriters as follows: DTC is a limited-purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC was created to hold securities of Participants and to facilitate the clearance and settlement of securities transactions among Participants in such securities through electronic book-entry changes in accounts of Participants, thereby eliminating the need for physical movement of securities certificates. Participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. Persons who are not Participants may beneficially own securities held by DTC only through Participants.

     Settlement for the Senior Notes will be made in immediately available funds. So long as the Senior Notes are subject to DTC's book-entry system, the Senior Notes will trade in DTC's Same-Day Funds Settlement System until maturity, and therefore DTC will require that secondary trading activity in the Senior Notes be settled in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Senior Notes.

DEFEASANCE

     The Senior Notes will be subject to defeasance and discharge and to covenant defeasance as provided under "Description of Debt
Securities -- Provisions Applicable to Both Senior and Senior Subordinated Debt Securities -- Defeasance" in the Prospectus.

TRUSTEE

     The Bank of New York is Trustee under the Indenture. The corporate trust office of the Trustee is currently located at 101 Barclay Street, Floor 21 West, New York, New York.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in an underwriting agreement (the "Underwriting Agreement") by and among the Company and Merrill Lynch, Pierce, Fenner & Smith Incorporated, Donaldson, Lufkin & Jenrette Securities Corporation, J.P. Morgan Securities Inc., Salomon Brothers Inc and SBC Warburg Dillon Read Inc. (the "Underwriters"), the Company has agreed to sell to the Underwriters, and the Underwriters have severally agreed to purchase, the respective principal amounts of the Senior Notes set forth after their names below.

                                                              PRINCIPAL AMOUNT
                        UNDERWRITERS                          OF SENIOR NOTES
                        ------------                          ----------------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................    $ 84,000,000
Donaldson, Lufkin & Jenrette Securities Corporation.........      16,500,000
J.P. Morgan Securities Inc. ................................      16,500,000
Salomon Brothers Inc........................................      16,500,000
SBC Warburg Dillon Read Inc.................................      16,500,000
                                                                ------------
             Total..........................................    $150,000,000
                                                                ============

     In the Underwriting Agreement, the Underwriters have severally agreed, subject to the terms and conditions set forth therein, to purchase all the Senior Notes offered hereby if any Senior Notes are purchased. The Company has been advised by the Underwriters that the Underwriters propose initially to offer the Senior

Notes to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price less a concession not in excess of .6% of the principal amount. The Underwriters may allow, and such dealers may reallow, a discount not in excess of .25% of the principal amount to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed. The Underwriters have agreed to reimburse the Company for up to $187,500 in expenses incurred in connection with the offering of the Senior Notes hereby.

     The Senior Notes will not be listed on any securities exchange, and there can be no assurance that there will be a secondary market for the Senior Notes. From time to time the Underwriters may make a market in the Senior Notes. However, at this time no determination has been made as to whether or not the Underwriters will make a market in the Senior Notes.

     In order to facilitate the offering of the Senior Notes, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Senior Notes.

     Until the distribution of the Senior Notes is completed, rules of the Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Senior Notes. As an exception to these rules, the Underwriters are permitted to engage in certain transactions that stabilize the price of the Senior Notes. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Senior Notes. If the Underwriters create a short position in the Senior Notes in connection with the offering, i.e., if they sell more Senior Notes than are set forth on the cover page of this Prospectus Supplement, the Underwriters may reduce that short position by purchasing Senior Notes in the open market. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

     Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Senior Notes. In addition, neither the Company nor any of the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriters may be required to make in respect of such liabilities. In the ordinary course of their respective businesses, affiliates of J.P. Morgan Securities Inc. have engaged, and may in the future engage, in commercial banking and investment banking transactions with the Company and affiliates of the Company.

                                 LEGAL MATTERS

     Certain legal matters with respect to the Senior Notes will be passed upon for the Company by Vinson & Elkins L.L.P., Houston, Texas, and for the Underwriters by Simpson Thacher & Bartlett (a partnership which includes professional corporations), New York, New York. Simpson Thacher & Bartlett will rely upon Vinson & Elkins L.L.P. with respect to matters of Texas law. J. Evans Attwell, a director of the Company, is an attorney with Vinson & Elkins L.L.P.

PROSPECTUS

[SEAGULL LOGO]             SEAGULL ENERGY CORPORATION
                                DEBT SECURITIES
                                PREFERRED STOCK
                                  COMMON STOCK
                              SECURITIES WARRANTS
                             ---------------------
     Seagull Energy Corporation ("Seagull" or the "Company") may offer and sell, from time to time, (i) unsecured debt securities, in one or more series, consisting of notes, debentures or other evidences of indebtedness (the "Debt Securities"), (ii) shares of preferred stock, par value $1.00 per share, in one or more series (the "Preferred Stock"), which may be issued in the form of depositary shares evidenced by depositary receipts (the "Depositary Shares"),
(iii) shares of common stock, par value $.10 per share (the "Common Stock"), accompanied by rights to purchase Junior Participating Preferred Stock (the "Rights"), and (iv) Securities Warrants ("Securities Warrants") to purchase Debt Securities, Preferred Stock, Depositary Shares or Common Stock. The Company may offer and sell up to $300,000,100 aggregate public offering price of Debt Securities, Preferred Stock, Depositary Shares, Common Stock and Securities Warrants (collectively, the "Securities"), and up to an additional $100,000,000 aggregate public offering price of Debt Securities.

     The specific terms of the particular Securities to be issued will be set forth in a supplement to this Prospectus (a "Prospectus Supplement"), which will be delivered together with this Prospectus, including, where applicable, (i) in the case of Debt Securities, the specific designation, aggregate principal amount, ranking as senior or senior subordinated Debt Securities, maturity, rate or rates (or method of determining the same) and time or times for the payment of interest, if any, any exchangeability or conversion terms or any terms for optional or mandatory redemption or repurchase, or payment of additional amounts or any sinking fund provisions and any other specific terms of such Debt Securities, will be set forth in the Prospectus Supplement, (ii) in the case of Preferred Stock, the specific designation, number of shares and liquidation value thereof and the dividend, liquidation, redemption, voting and other rights, including conversion or exchange rights, if any, and any other special terms, as well as whether interests in the Preferred Stock will be represented by Depositary Shares, (iii) in the case of Common Stock, the number of shares, and (iv) in the case of Securities Warrants, the number and terms thereof, the designation and number or amount of Securities issuable upon their exercise, the exercise price, the terms of the offering and sale thereof and, where applicable, the duration and detachability thereof. The Prospectus Supplement will also contain information regarding the initial public offering price, the net proceeds to the Company and, where applicable, the United States Federal income tax considerations relating to the Securities covered by the Prospectus Supplement.

     The Securities may be sold directly by the Company to investors, through agents designated from time to time or to or through underwriters or dealers. See "Plan of Distribution." If any agents of the Company or any underwriters are involved in the sale of any Securities in respect of which the Prospectus is being delivered, the names of such agents or underwriters and any applicable commissions or discounts will be set forth in the Prospectus Supplement.

     The Common Stock is listed on the New York Stock Exchange, Inc. under the symbol "SGO." The Prospectus Supplement will contain information about any listing on a securities exchange of the Securities covered by the Prospectus Supplement.

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
       THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
         COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
             PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                             ---------------------
     THIS PROSPECTUS MAY NOT BE USED TO CONSUMMATE SALES OF THE SECURITIES UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

September 19, 1997

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission, 450 Fifth Street, N.W., Judiciary Plaza, Room 1024, Washington, D.C. 20549; and at regional offices of the Commission at the Citicorp Center, 500 West Madison, Suite 1400, Chicago, Illinois 60661 and at 7 World Trade Center, New York, New York 10048. Copies of such material may be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such material may also be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. Certain of such material is also available on the Commission's World Wide Web site, http://www.sec.gov.

     As permitted by the rules and regulations of the Commission, this Prospectus omits certain information contained in the Registration Statement on Form S-3 (the "Registration Statement") of which this Prospectus is a part. For such information, reference is made to the Registration Statement and the exhibits thereto. Statements made in this Prospectus as to the contents of any contract, agreement or other document are not necessarily complete; with respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement or incorporated by reference herein, reference is made to such contract, agreement or other document for a more complete description of the matter involved, and each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company hereby incorporates by reference in this Prospectus the following documents previously filed with the Commission pursuant to the Exchange Act: (i) the Company's Annual Report on Form 10-K for the year ended December 31, 1996; (ii) the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997; (iii) the Company's Current Report on Form 8-K dated September 11, 1997 and (iv) the description of the Common Stock contained in the Registration Statement on Form 8-A declared effective by the Commission on January 30, 1981, together with the amendments on Form 8 filed with the Commission on January 29, 1981, January 30, 1981 and October 28, 1991.

     Each document filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities pursuant hereto shall be deemed to be incorporated by reference in this Prospectus and to be a part of this Prospectus from the date of filing of such document. Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of the Registration Statement and this Prospectus to the extent that a statement contained in this Prospectus or in any subsequently filed document that also is or deemed to be incorporated by reference in this Prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents that are incorporated by reference in this Prospectus, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to Investor Relations, Seagull Energy Corporation, 1001 Fannin, Suite 1700, Houston, Texas 77002, telephone (713) 951-4700.

                                  THE COMPANY

     Seagull is an independent, international oil and natural gas company engaged primarily in exploring for and producing crude oil and natural gas. Its operations are conducted through two business segments, the most prominent of which, Oil and Gas Operations, involves primarily exploration and production ("E&P").

     E&P operations consist of oil and gas exploration and production in the United States, Egypt, Cote d'Ivoire, Indonesia and the Russian Republic of Tatarstan. In addition, the Company has an interest in an exploration venture in the Irish Sea.

     Within its Oil and Gas Operations segment, the Company also includes its oil and gas marketing activities and its engineering, design, construction management and full-service operations of pipelines and related facilities for other parties.

     The Company's other operating segment, Alaska Transmission and Distribution, involves the operation as one unit, referred to as ENSTAR Alaska, of natural gas transmission and distribution systems which serve the greater Anchorage, Alaska area.

     The Company was incorporated in Texas in 1973 as a wholly owned subsidiary of Houston Oil & Minerals Corporation ("HO&M"). In March 1981, the Company became an independent entity as a result of the spinoff of its shares to the stockholders of HO&M. The Company's principal executive offices are located at 1001 Fannin, Suite 1700, Houston, Texas 77002, and the Company's telephone number is (713) 951-4700. The "Company" or "Seagull" refers to Seagull Energy Corporation and its consolidated subsidiaries, unless otherwise indicated or the context otherwise suggests.

                           FORWARD-LOOKING STATEMENTS

     Certain information included in the documents incorporated by reference in this Prospectus and in any Prospectus Supplement may include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Although the Company believes that such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will in fact occur. Important factors that could cause actual results to differ materially from those in the forward-looking statements include political developments in foreign countries, federal and state regulatory developments, the timing and extent of changes in commodity prices, the timing and extent of success in discovering, developing and producing or acquiring oil and gas reserves and conditions of the capital and equity markets during the periods covered by the forward-looking statements.

                                USE OF PROCEEDS

     Unless otherwise provided in the Prospectus Supplement, the net proceeds from the sale of the Securities offered by this Prospectus and the Prospectus Supplement (the "Offered Securities") will be added to the Company's general funds and used for general corporate purposes. Until so utilized, it is expected that such net proceeds will be invested in interest-bearing time deposits or short-term marketable securities.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the ratio of earnings to fixed charges for the Company for the periods indicated:

         SIX
       MONTHS
        ENDED               YEAR ENDED DECEMBER 31,
      JUNE 30,          --------------------------------
        1997            1996   1995   1994   1993   1992
        ----            ----   ----   ----   ----   ----
        2.79            2.10   1.00   0.97   2.15   1.52
       =====            ====   ====   ====   ====   ====

     On October 3, 1996, the Company acquired Global Natural Resources, Inc. ("Global") in a stock-for-stock merger accounted for as a pooling of interests. Accordingly, the financial statements of the Company for the period prior to October 3, 1996 have been restated to combine the results of Seagull and Global.

     For purposes of computing the ratio of earnings to fixed charges: (i) earnings consist of income from continuing operations before provision for income taxes and cumulative effect of changes in accounting principles plus fixed charges as described below, excluding capitalized interest for the period and (ii) fixed charges consist of interest expensed and capitalized and amortization of debt discount and expense relating to indebtedness. For the year ended December 31, 1994, the amount of earnings was not adequate to cover fixed charges by $1,059,000.

     There were no shares of Preferred Stock outstanding during any of the periods indicated above and therefore the combined ratio of earnings to fixed charges and preferred stock dividend requirements would have been the same as set forth above for all periods indicated.

                         DESCRIPTION OF DEBT SECURITIES

     The Debt Securities will be unsecured senior or senior subordinated debt of the Company and will be issued, in the case of Debt Securities that will be senior debt ("Senior Debt Securities"), under a Senior Indenture (the "Senior Debt Indenture") between the Company and The Bank of New York, as trustee, and, in the case of Debt Securities that will be senior subordinated debt ("Senior Subordinated Debt Securities"), under a Senior Subordinated Indenture (the "Senior Subordinated Debt Indenture") between the Company and The Bank of New York, as trustee. The Senior Debt Indenture and the Senior Subordinated Debt Indenture are sometimes hereinafter referred to individually as an "Indenture" and collectively as the "Indentures." The Bank of New York (and any successor thereto as trustee under either Indenture) is hereinafter referred to as the "Trustee." The Indentures are filed as exhibits to the Registration Statement of which this Prospectus is a part. The following summaries of certain provisions of the Indentures and the Debt Securities do not purport to be complete and such summaries are subject to the detailed provisions of the applicable Indenture to which reference is hereby made for a full description of such provisions, including the definition of certain terms used herein. Section references in parentheses below are to sections in both Indentures unless otherwise indicated. Wherever particular sections or defined terms of the applicable Indenture are referred to, such sections or defined terms are incorporated herein by reference as part of the statement made, and the statement is qualified in its entirety by such reference. The Indentures are substantially identical, except for provisions relating to subordination.

PROVISIONS APPLICABLE TO BOTH SENIOR AND SENIOR SUBORDINATED DEBT SECURITIES

     General. The Debt Securities will be unsecured senior or senior subordinated obligations of the Company and may be issued from time to time in one or more series. Neither of the Indentures limits the amount of Debt Securities that may be issued thereunder nor does either limit the aggregate unsecured indebtedness of the Company or any subsidiary thereof or limit the payment of dividends or the acquisition of stock of the Company. The Company currently conducts a substantial portion of its operations through subsidiaries. Consequently, the rights of the Company to receive assets of any subsidiary (and thus the ability of holders of Debt Securities to benefit indirectly from such assets) are subject to the prior claims of creditors of that subsidiary. Except to the extent set forth in any Prospectus Supplement, the Indentures do not, and the Debt Securities will not, contain any covenants or other provisions that are intended to afford holders of the Debt Securities special protection in the event of either a change of control of the Company or a highly leveraged transaction by the Company.

     Reference is made to the Prospectus Supplement for the following terms of and information relating to the Debt Securities offered by such Prospectus Supplement ("Offered Debt Securities") (to the extent such terms and information are applicable to such Offered Debt Securities): (i) the title of the Offered Debt Securities; (ii) classification as Senior Debt Securities or Senior Subordinated Debt Securities, aggregate principal amount, purchase price and denomination; (iii) the date or dates on which the Offered Debt Securities will mature; (iv) the method by which amounts payable in respect of principal, premium, if any, or interest, if any, on or upon the redemption of such Offered Debt Securities may be calculated; (v) the interest rate or rates (or the method by which such will be determined), and the date or dates from which such interest, if any, will accrue; (vi) the date or dates on which such interest, if any, will be payable;
(vii) the place or places where and the manner in which the principal of, premium, if any, and interest, if any, on the Offered Debt Securities will be payable and the place or places where the Offered Debt Securities may be presented for transfer; (viii) the right, if any, or obligation, if any, of the Company to redeem, repay or purchase the Offered Debt Securities pursuant to any sinking fund or analogous provisions or at the option of a holder thereof and the period or periods within which, the price or prices (or the method by which such price or prices will be determined, or both) at which, the form or method of payment therefor if other than in cash and the terms and conditions upon which the Offered Debt Securities will be redeemed, repaid or purchased pursuant to any such obligation; (ix) any provision relating to the issuance of the Offered Debt Securities at an original issue discount; (x) if the amounts of payments of principal of, premium, if any, and interest on the Offered Debt Securities are to be determined with reference to an index, the manner in which such amounts shall be determined; (xi) any applicable United States federal income tax consequences; (xii) the aggregate amount of outstanding indebtedness as of the most recent practicable date that would be senior to the Senior Subordinated Debt Securities; and (xiii) any other specific terms of the Offered Debt Securities, including any deleted, modified or additional events of default, remedies or covenants provided with respect to such Offered Debt Securities, and any terms that may be required by or advisable under applicable laws or regulations.

     Unless otherwise specified in any Prospectus Supplement, the Debt Securities will be issuable in registered form and in denominations of $1,000 and any integral multiple thereof (Section 2.7). No service charge will be made for any transfer or exchange of any Debt Securities but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith (Section 2.8).

     Debt Securities may bear interest at a fixed rate or a floating rate. Debt Securities bearing no interest or interest at a rate that at the time of issuance is below the prevailing market rate may be sold at a discount below their stated principal amount. Special United States federal income tax considerations applicable to any such discounted Debt Securities or to certain Debt Securities issued at par that are treated as having been issued at a discount for United States federal income tax purposes will be described in the applicable Prospectus Supplement.

     In determining whether the holders of the requisite aggregate principal amount of outstanding Debt Securities of any series have given any request, demand, authorization, direction, notice, consent or waiver under the Indentures, the principal amount of any series of Debt Securities originally issued at a discount from their stated principal amount that will be deemed to be outstanding for such purposes will be the amount of the principal thereof that would be due and payable as of the date of such determination upon a declaration of acceleration of the maturity thereof.

     Global Securities. The Debt Securities of a series may be issued in whole or in part in the form of one or more global securities ("Global Securities") that will be deposited with, or on behalf of, a depositary (the "Depositary") identified in the Prospectus Supplement relating to such series. Global Securities may be issued only in fully registered form and in either temporary or permanent form. Unless and until it is exchanged in whole or in part for the individual Debt Securities represented thereby, a Global Security (i) may not be transferred except as a whole and (ii) may only be transferred (A) by the Depositary for such Global Security to its nominee, (B) by a nominee of such Depositary to such Depositary or another nominee of such Depositary or (C) by such Depositary or any such nominee to a successor Depositary or nominee of such successor Depositary (Section 2.8).

     The specific terms of the depositary arrangement with respect to a series of Debt Securities will be described in the Prospectus Supplement relating to such series. The Company anticipates that the following provisions will generally apply to depositary arrangements.

     Upon the issuance of a Global Security, the Depositary for such Global Security or its nominee will credit, on its book-entry registration and transfer system, the respective principal amounts of the individual

Debt Securities represented by such Global Security to the accounts of persons that have accounts with such Depositary. Such accounts shall be designated by the dealers, underwriters or agents with respect to such Debt Securities or by the Company if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in a Global Security will be limited to persons that have accounts with the applicable Depositary ("participants") or persons that may hold interests through participants. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the applicable Depositary or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security.

     So long as the Depositary for a Global Security or its nominee is the registered owner of such Global Security, such Depositary or its nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities of the series represented by such Global Security for all purposes under the Indenture governing such Debt Securities. Except as provided below, owners of beneficial interests in a Global Security will not be entitled to have any of the individual Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of any such Debt Securities in definitive form and will not be considered the owners or holders thereof under the Indenture governing such Debt Securities.

     Payment of principal of, premium, if any, and interest, if any, on individual Debt Securities represented by a Global Security registered in the name of a Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner of the Global Security representing such Debt Securities. The Company expects that the Depositary for a series of Debt Securities or its nominee, upon receipt of any payment of principal of, premium, if any, and interest, if any, in respect of a Global Security representing any such Debt Securities, immediately will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security for such Debt Securities as shown on the records of such Depositary or its nominee. The Company also expects that payments by participants to owners of beneficial interests in such Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name." Such payments will be the responsibility of such participants. Neither the Company, the Trustee for such Debt Securities, any paying agent nor the registrar for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the Global Security for such Debt Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     If the Depositary for a series of Debt Securities is at any time unwilling, unable or ineligible to continue as depositary and a successor depositary is not appointed by the Company within 90 days, the Company will issue individual Debt Securities of such series in exchange for the Global Security representing such series of Debt Securities. In addition, the Company may at any time and in its sole discretion, subject to any limitations described in the Prospectus Supplement relating to such Debt Securities, determine not to have any Debt Securities of a series represented by one or more Global Securities and, in such event, will issue individual Debt Securities of such series in exchange for the Global Security or Securities representing such series of Debt Securities. Further, if the Company so specifies with respect to the Debt Securities of a series, an owner of a beneficial interest in a Global Security representing Debt Securities of such series may, on terms acceptable to the Company, the Trustee and the Depositary for such Global Security, receive individual Debt Securities of such series in exchange for such beneficial interests, subject to any limitations described in the Prospectus Supplement relating to such Debt Securities. In any such instance, an owner of a beneficial interest in a Global Security will be entitled to physical delivery of individual Debt Securities of the series represented by such Global Security equal in principal amount to such beneficial interest and to have such Debt Securities registered in its name. Individual Debt Securities of such series so issued will be issued in registered form and in denominations, unless otherwise specified by the Company, of $1,000 and integral multiples thereof.

     Limitations on Sale and Leaseback Transactions. At such time as any series of Debt Securities has been issued and is outstanding, Sale and Leaseback Transactions are prohibited unless (a) the Company or the Restricted Subsidiary owning such Principal Property would be entitled to incur Secured Debt equal to the amount realizable upon the sale or transfer of the property to be so leased secured by a mortgage on such property without equally and ratably securing such Debt Securities or (b) an amount equal to the value of the property so leased is applied to the retirement (other than mandatory retirement) of the Debt Securities of such series or certain other funded indebtedness of the Company and its Restricted Subsidiaries ranking prior to or on a parity with the Debt Securities within 120 days of the effective date of any such arrangement (Section 3.7).

     Certain Definitions. The following definitions are applicable to the discussions of the Indentures (Article One).

     "Subsidiary" means any corporation of which the Company, or the Company and one or more Subsidiaries, or any one or more Subsidiaries, directly or indirectly own voting securities entitling any one or more of the Company and its Subsidiaries to elect a majority of the directors, either at all times, or so long as there is no default or contingency which permits the holders of any other class or classes of securities to vote for the election of one or more directors.

     "Principal Property" means any real property, manufacturing plant, processing plant, pipeline, office building, warehouse or other physical facility, or any other like depreciable or depletable asset of the Company or of any Restricted Subsidiary, whether owned at the date of the applicable Indenture or thereafter acquired (other than any facility thereafter acquired for the control or abatement of atmospheric pollutants or contaminants or water, noise, odor or other pollution), that in the opinion of the Board of Directors of the Company is of material importance to the total business conducted by the Company and its Restricted Subsidiaries, as a whole; provided, however, that any such property shall not be deemed a Principal Property if such property does not have a fair value in excess of 3% of the total assets included on a consolidated balance sheet of the Company and its Restricted Subsidiaries prepared in accordance with generally accepted accounting principles consistently applied.

     "Restricted Subsidiary" means (a) any currently existing Subsidiary whose principal assets and business are located in the United States or Canada, except certain sales financing, real estate and other Subsidiaries so designated, and
(b) any Subsidiary that is designated by the Company to be a Restricted Subsidiary.

     "Secured Debt" means indebtedness for money borrowed by the Company or a Restricted Subsidiary, and any other indebtedness of the Company or a Restricted Subsidiary, on which interest is paid or payable (other than indebtedness owed by a Restricted Subsidiary to the Company, by a Restricted Subsidiary to another Restricted Subsidiary or by the Company to a Restricted Subsidiary), that in any such case is secured by (a) a mortgage or other lien on any Principal Property of the Company or a Restricted Subsidiary, or (b) a pledge, lien or other security interest on any shares of stock or indebtedness of a Restricted Subsidiary, or (c) in the case of any such indebtedness of the Company, a guaranty by any Restricted Subsidiary. The amount of Secured Debt at any time outstanding shall be the amount then owing thereon by the Company or a Restricted Subsidiary.

     "Consolidated Net Tangible Assets" means the aggregate amount of assets included on a consolidated balance sheet of the Company and its Restricted Subsidiaries, less applicable reserves and other properly deductible items and after deducting therefrom (a) all current liabilities and (b) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all in accordance with generally accepted accounting principles consistently applied.

     "Sale and Leaseback Transaction" means the sale or transfer by the Company or a Restricted Subsidiary of any Principal Property owned by it that has been in full operation for more than 120 days prior to such sale or transfer with the intention of taking back a lease on such property (other than a lease not exceeding 36 months) where the use by the Company or such Restricted Subsidiary of such property will be discontinued on or before the expiration of the term of such lease.

     Events of Default. Unless otherwise specified in the Prospectus Supplement, an Event of Default is defined under each Indenture with respect to the Debt Securities of any series issued under such Indenture as being: (a) default in the payment of any installment of interest upon any of the Debt Securities of such series when due, continued for 30 days; (b) default in the payment of principal of or premium, if any, with respect to Debt Securities of such series when due; (c) default in the payment or satisfaction of any sinking fund or other purchase obligation with respect to Debt Securities of such series when due; (d) default in the performance of any other covenant of the Company applicable to Debt Securities of such series, continued for 60 days after written notice to the Company by the Trustee or to the Company and the Trustee by the holders of at least 25% in aggregate principal amount of the Debt Securities of such series then outstanding and; (e) certain events of bankruptcy, insolvency or reorganization (Section 5.1).

     If any Event of Default shall occur and be continuing, the Trustee or the holders of not less than 25% in aggregate principal amount of the Debt Securities of such series then outstanding, by notice in writing to the Company (and to the Trustee, if given by the holders), may declare the principal (or, in the case of any series of Debt Securities originally issued at a discount from their stated principal amount, such portion of the principal amount as may be specified in the terms of such series) of all of the Debt Securities of such series and the interest, if any, accrued thereon to be due and payable immediately, but the holders of a majority in aggregate principal amount of the Debt Securities of such series then outstanding, by notice in writing to the Company and the Trustee, may rescind and annul such declaration and its consequences if all defaults under such Indenture are cured or waived (Section 5.1).

     Each Indenture provides that no holder of any series of Debt Securities then outstanding may institute any suit, action or proceeding with respect to, or otherwise attempt to enforce, such Indenture, unless (i) such holder previously shall have given to the Trustee written notice of default and of the continuance thereof, (ii) the holders of not less than 25% in aggregate principal amount of such series of Debt Securities then outstanding shall have made written request to the Trustee to institute such suit, action or proceeding and shall have offered to the Trustee such reasonable indemnity as it may require with respect thereto and (iii) the Trustee for 60 days after its receipt of such notice, request and offer of indemnity, shall have neglected or refused to institute any such action, suit or proceeding; provided that, subject to the subordination provisions applicable to the Senior Subordinated Debt Securities, the right of any holder of any Debt Security to receive payment of the principal of, premium, if any, or interest, if any, on such Debt Security, on or after the respective due dates, or to institute suit for the enforcement of any such payment shall not be impaired or affected without the consent of such holder (Section 5.4). The holders of a majority in aggregate principal amount of the Debt Securities of such series then outstanding may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Debt Securities of such series, provided that the Trustee may decline to follow such direction if the Trustee determines that such action or proceeding is unlawful or would involve the Trustee in personal liability (Section 5.7).

     The Company is required to furnish to the Trustee annually a certificate as to the compliance by the Company with all conditions and covenants under each Indenture (Section 4.3).

     Discharge and Defeasance. Unless otherwise specified in the applicable Prospectus Supplement, the Company can discharge or defease its obligations with respect to each series of Debt Securities as set forth below (Article Ten).

     The Company may discharge all of its obligations (except those set forth below) to holders of any series of Debt Securities issued under either Indenture that have not already been delivered to the Trustee for cancellation and that have either become due and payable or are by their terms due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the Trustee cash or U.S. Government Obligations (as defined in such Indenture), or a combination thereof, as trust funds in an amount certified to be sufficient to pay when due the principal of and interest, if any, on all outstanding Debt Securities of such series and to make any mandatory sinking fund payments thereon when due.

     Unless otherwise provided in the applicable Prospectus Supplement, the Company may also discharge at any time all of its obligations (except those set forth below) to holders of any series of Debt Securities issued under either Indenture ("defeasance") if, among other things: (i) the Company irrevocably deposits with the Trustee cash or U.S. Government Obligations, or a combination thereof, as trust funds in an amount certified to be sufficient to pay when due the principal of and interest, if any, on all outstanding Debt Securities of such series and to make any mandatory sinking fund payments thereon when due and such funds have been so deposited for 91 days; (ii) such deposit will not result in a breach or violation of, or cause a default under, any agreement or instrument to which the Company is a party or by which it is bound; and (iii) the Company delivers to the Trustee an opinion of counsel to the effect that the holders of such series of Debt Securities will not recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance and that defeasance will not otherwise alter the United States federal income tax treatment of such holders' principal and interest payments on such series of Debt Securities. Such opinion must be based on a ruling of the Internal Revenue Service or a change in United States federal income tax law occurring after the date of the Indenture relating to the Debt Securities of such series, since such a result would not occur under current tax law (Section 10.1).

     Notwithstanding the foregoing, no discharge or defeasance described above shall affect the following obligations to or rights of the holders of any series of Debt Securities: (i) rights of registration of transfer and exchange of Debt Securities of such series, (ii) rights of substitution of mutilated, defaced, destroyed, lost or stolen Debt Securities of such series, (iii) rights of holders of Debt Securities of such series to receive payments of principal thereof and premium, if any, and interest, if any, thereon, upon the original due dates therefor (but not upon acceleration), and to receive mandatory sinking fund payments thereon when due, if any, (iv) rights, obligations, duties and immunities of the Trustee, (v) rights of holders of Debt Securities of such series as beneficiaries with respect to property so deposited with the Trustee payable to all or any of them and (vi) obligations of the Company to maintain an office or agency in respect of Debt Securities of such series (Section 10.1).

     Modification of the Indenture. Each Indenture provides that the Company and the Trustee may enter into supplemental indentures without the consent of the holders of the Debt Securities to (a) evidence the assumption by a successor entity of the obligations of the Company under such Indenture, (b) add covenants or new events of default for the protection of the holders of such Debt Securities, (c) cure any ambiguity or correct any inconsistency in the Indenture, (d) establish the form and terms of Debt Securities of any series,
(e) evidence the acceptance of appointment by a successor trustee and (f) in the case of Senior Debt Securities, secure such Debt Securities (Section 8.1).

     Each Indenture also contains provisions permitting the Company and the Trustee, with the consent of the holders of not less than a majority in aggregate principal amount of Debt Securities of each series then outstanding and affected, to add any provisions to, or change in any manner or eliminate any of the provisions of, such Indenture or of any supplemental indenture or modify in any manner the rights of the holders of the Debt Securities of such series; provided that the Company and the Trustee may not, without the consent of the holder of each outstanding Debt Security affected thereby, (a) extend the stated final maturity of any Debt Security, reduce the principal amount thereof, reduce the rate or extend the time of payment of interest, if any, thereon, reduce or alter the method of computation of any amount payable on redemption, repayment or purchase by the Company, change the coin or currency in which principal, premium, if any, and interest, if any, are payable, reduce the amount of the principal of any original issue discount security payable upon acceleration or provable in bankruptcy, impair or affect the right to institute suit for the enforcement of any payment or repayment thereof or, if applicable, adversely affect any right of prepayment at the option of the holder or (b) reduce the aforesaid percentage in aggregate principal amount of Debt Securities of any series issued under such Indenture, the consent of the holders of which is required for any such modification (Section 8.2).

     The Senior Subordinated Debt Indenture may not be amended to alter the subordination of any outstanding Senior Subordinated Debt Securities without the written consent of each holder of Senior Indebtedness then outstanding that would be adversely affected thereby (Section 8.6 of the Senior Subordinated Debt Indenture).

     Conversion or Exchange Rights. The Prospectus Supplement for any Offered Debt Securities offered thereby will state the terms, if any, on which shares of such Offered Debt Securities are convertible into, or exchangeable for, securities of the Company or another person.

PROVISIONS APPLICABLE SOLELY TO SENIOR DEBT SECURITIES

     General. Senior Debt Securities will be issued under the Senior Debt Indenture and will rank pari passu with all other unsecured and unsubordinated debt of the Company.

     Limitations on Liens. At such time as any series of Senior Debt Securities has been issued and is outstanding, the Company and its Restricted Subsidiaries are prohibited from creating, incurring, assuming or guaranteeing any Secured Debt without making effective provision whereby the Senior Debt Securities then outstanding and any other indebtedness of or guaranteed by the Company or any such Restricted Subsidiary then entitled thereto, subject to applicable priorities of payment, shall be secured by such mortgage, security interest, pledge, lien or encumbrance equally and ratably with any and all other obligations and indebtedness thereby secured, so long as any such other obligations and indebtedness shall be so secured; provided, that if any such mortgage, security interest, pledge, lien or encumbrance securing such Indebtedness ceases to exist, such equal and ratable security for the benefit of the holders of Senior Debt Securities shall automatically cease to exist without any further action; provided, further, that if such Indebtedness is expressly subordinated to the Senior Debt Securities, the mortgage, security interest, pledge, lien or encumbrance securing such subordinated Indebtedness shall be subordinate and junior to the mortgage, security interest, pledge, lien or encumbrance securing the Senior Debt Securities with the same relative priority as such Indebtedness shall have with respect to the Senior Debt Securities (Section 3.6 of the Senior Debt Indenture). The foregoing restrictions are not applicable to (i) certain purchase money mortgages, (ii) certain mortgages to finance construction on unimproved property, (iii) mortgages existing on property at the time of acquisition by the Company or a Restricted Subsidiary,
(iv) mortgages existing on the property or on the outstanding shares or indebtedness of a corporation at the time it becomes a Restricted Subsidiary,
(v) mortgages on property of a corporation existing at the time such corporation is merged or consolidated with the Company or a Restricted Subsidiary, (vi) mortgages in favor of governmental bodies to secure certain payments of indebtedness, (vii) mortgages, security interests, pledges, liens or encumbrances existing on property owned by the Company or any of its Subsidiaries on the date of the applicable Indenture, (viii) mortgages, security interests, pledges, liens or encumbrances created pursuant to the creation of trusts or other arrangements funded solely with cash or securities of the type customarily subject to such arrangements in customary financial practice with respect to long-term or medium-term indebtedness for borrowed money, the sole purpose of which is to make provision for the retirement or defeasance, without prepayment of Indebtedness, (ix) mortgages, security interests, pledges, liens or encumbrances on the assets or properties of ENSTAR Natural Gas Company, a division of the Company, or on Alaska Pipeline Company, a Subsidiary of the Company (together, "ENSTAR Alaska"), (x) mortgages, security interests, pledges, liens or encumbrances securing (i) all or part of the cost of exploring, producing, gathering, processing, marketing, drilling or developing any properties of the Company or any of its Subsidiaries, or securing indebtedness incurred to provide funds therefor, or (ii) indebtedness incurred to finance all or part of the cost of acquiring, constructing, altering, improving or repairing any such property or assets, or securing indebtedness incurred to provide funds therefor; or (xi) extensions, renewals or replacements of the foregoing (Section
3.6 of the Senior Debt Indenture). Solely for the purpose of the foregoing exceptions, the term "mortgage" shall be deemed to include any arrangements in connection with a production payment or similar financing arrangement.

     Notwithstanding the foregoing restrictions, the Company and any one or more Restricted Subsidiaries may create, incur, assume or guarantee Secured Debt not otherwise permitted or excepted without equally and ratably securing the Senior Debt Securities of each series issued and outstanding under the Senior Debt Indenture if the sum of (a) the amount of such Secured Debt plus (b) the aggregate value of Sale and Leaseback Transactions (subject to certain exceptions) does not exceed 10% of Consolidated Net Tangible Assets (excluding ENSTAR Alaska) (Section 3.6 of the Senior Debt Indenture).

     Consolidation, Merger, Sale or Conveyance. No consolidation or merger of the Company, and no sale of substantially all of its property, shall be made with or to another corporation if any Principal Property of the Company or a Restricted Subsidiary would become subject to any mortgage or lien (other than those permitted by Section 3.6 of the Senior Debt Indenture) unless prior thereto all Senior Debt Securities then outstanding are secured (equally and ratably, or with such other relative priority described above, with any other indebtedness of or guaranteed by the Company or any Restricted Subsidiary then entitled thereto) by a direct lien on any such Principal Property and certain other properties (Section 9.2 of the Senior Debt Indenture). Subject to the foregoing, the Company may, without the consent of the holders of Debt Securities, consolidate with, merge into or transfer, exchange or dispose of all of its properties to, any other corporation organized under the laws of the United States or any political subdivision thereof or therein, provided that the successor corporation assumes all obligations of the Company under the Indentures and the Debt Securities and that certain other conditions are met.

PROVISIONS APPLICABLE SOLELY TO SENIOR SUBORDINATED DEBT SECURITIES

     Certain Definitions. For purposes of the following discussion, the following definitions are applicable (Article One of the Senior Subordinated Debt Indenture).

     "Indebtedness" is defined as, with respect to any person,

          (a) (i) the principal of and premium, if any, and interest, if any, on indebtedness for money borrowed of such person evidenced by bonds, notes, debentures or similar obligations, including any guaranty by such person of any indebtedness for money borrowed of any other person, evidenced by bonds, notes, debentures or similar obligations, including any guarantee by such person of any indebtedness of money borrowed by any other person, whether any such indebtedness or guaranty is outstanding on the date of the Indenture or is thereafter created, assumed or incurred, (ii) the principal of and premium and interest, if any, on indebtedness for money borrowed, incurred, assumed or guaranteed by such person in connection with the acquisition by it or any of its subsidiaries of any other businesses, properties or other assets and (iii) lease obligations that such person capitalizes in accordance with Statement of Financial Accounting Standards No. 13 promulgated by the Financial Accounting Standards Board or such other generally accepted accounting principles as may be from time to time in effect;

          (b) any other indebtedness of such person, including any indebtedness representing the balance deferred and unpaid of the purchase price of any property or interest therein, and any guaranty, endorsement or other contingent obligation of such person in respect of any indebtedness of another that is outstanding on the date of the Indenture or is thereafter created, assumed or incurred by such person; and

          (c) any amendments, modifications, refundings, renewals or extensions of any indebtedness or obligation described as Indebtedness in clauses (a) or (b) above.

     "Senior Indebtedness" is defined in the Senior Subordinated Debt Indenture as Indebtedness of the Company outstanding at any time except (a) any Indebtedness as to which, by the terms of the instrument creating or evidencing the same, it is provided that such Indebtedness is not senior in right of payment to the Senior Subordinated Debt Securities, (b) the Senior Subordinated Debt Securities, (c) any Indebtedness of the Company to a wholly-owned Subsidiary of the Company, (d) interest accruing after the filing of a petition initiating certain events of bankruptcy or insolvency unless such interest is an allowed claim enforceable against the Company in a proceeding under federal or state bankruptcy laws and (e) trade payables.

     "Senior Subordinated Indebtedness" means the Senior Subordinated Debt Securities and any other Indebtedness of the Company that ranks pari passu with the Senior Subordinated Debt Securities. Any Indebtedness of the Company that is subordinate or junior by its terms in right of payment to any other Indebtedness of the Company shall be subordinate to Senior Subordinated Indebtedness unless the instrument creating or evidencing the same or pursuant to which the same is outstanding specifically provides that such

Indebtedness (i) is to rank pari passu with other Senior Subordinated Indebtedness and (ii) is not subordinated by its terms to any Indebtedness of the Company which is not Senior Indebtedness.

     "Subordinated Indebtedness" means the Senior Subordinated Debt Securities, any other Senior Subordinated Indebtedness and any other Indebtedness that is subordinate or junior in right of payment to Senior Indebtedness.

     Subordination. The Senior Subordinated Debt Securities will be subordinate and junior in right of payment, to the extent set forth in the Senior Subordinated Debt Indenture, to all Senior Indebtedness of the Company. The Senior Subordinated Debt Securities will rank senior to all existing and future Indebtedness of the Company that is neither Senior Indebtedness nor Senior Subordinated Indebtedness, and only Indebtedness of the Company that is Senior Indebtedness will rank senior to the Senior Subordinated Debt Securities in accordance with the subordination provisions of the Senior Subordinated Indenture. If (i) the Company should default in the payment of any principal of, premium, if any, or interest, if any, on any Senior Indebtedness when the same becomes due and payable, whether at maturity or at a date fixed for prepayment or by declaration of acceleration or otherwise or (ii) any other default with respect to Senior Indebtedness shall occur and the maturity of such Senior Indebtedness has been accelerated in accordance with its terms, then, upon written notice of such default to the Company by the holders of such Senior Indebtedness or any trustee therefor, unless and until such default shall have been cured or waived or shall have ceased to exist or such acceleration shall have been rescinded, no direct or indirect payment (in cash, property, securities, by set-off or otherwise) will be made or agreed to be made for principal of, premium, if any, or interest, if any, on any of the Senior Subordinated Debt Securities, or in respect of any redemption, retirement, purchase or other acquisition of the Senior Subordinated Debt Securities other than those made in capital stock of the Company (or cash in lieu of fractional shares thereof) (Sections 13.1 and 13.4 of the Senior Subordinated Debt Indenture).

     If any default (other than a default described in the preceding paragraph) under the Senior Indebtedness, pursuant to which the maturity thereof may be accelerated immediately or the expiration of any applicable grace periods occurs (a "Senior Nonmonetary Default"), then, upon the receipt by the Company and the Trustee of written notice thereof (a "Payment Notice") from or on behalf of holders of such Senior Indebtedness specifying an election to prohibit such payment and other action by the Company in accordance with the following provisions of this paragraph, the Company may not make any payment or take any other action that would be prohibited by the immediately preceding paragraph during the period (the "Payment Blockage Period") commencing on the date of receipt of such Payment Notice and ending on the earlier of (i) the date, if any, on which the holders of such Senior Indebtedness or their representative notify the Trustee that such Senior Nonmonetary Default is cured or waived or ceases to exist or the Senior Indebtedness to which such Senior Nonmonetary Default relates is discharged or (ii) the 179th day after the date of receipt of such Payment Notice. Notwithstanding the provisions described in the immediately preceding sentence, the Company may resume payments on the Debt Securities after such Payment Blockage Period.

     If (i) (A) without the consent of the Company, a receiver, conservator, liquidator or trustee of the Company or of any of its property is appointed by the order or decree of any court or agency or supervisory authority having jurisdiction, and such decree or order remains in effect for more than 60 days or (B) the Company is adjudicated bankrupt or insolvent or (C) any of its property is sequestered by court order and such order remains in effect for more than 60 days or (D) a petition is filed against the Company under any state or federal bankruptcy, reorganization, arrangement, insolvency, readjustment of debt, dissolution, liquidation or receivership law of any jurisdiction whether now or hereafter in effect, and is not dismissed within 60 days after such filing; or (ii) the Company (A) commences a voluntary case or other proceeding seeking liquidation, reorganization, arrangement, insolvency, readjustment of debt, dissolution, liquidation or other relief with respect to itself or its debt or other liabilities under any bankruptcy, insolvency or other similar law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of it or any substantial part of its property, or (B) consents to any such relief or to the appointment of or taking possession by any such official in an involuntary case or other proceeding commenced against it, or (C) fails generally to, or cannot, pay its debts generally as they become due or (D) takes any corporate action to authorize or effect any of the foregoing; or (iii) any Subsidiary of the

Company takes, suffers or permits to exist any of the events or conditions referred to in the foregoing clause (i) or (ii), then all Senior Indebtedness (including any interest thereon accruing after the commencement of any such proceedings) will first be paid in full before any payment or distribution, whether in cash, securities or other property, is made to any holder of Senior Subordinated Debt Securities on account of the principal of, premium, if any, or interest, if any, on such Senior Subordinated Debt Securities. Any payment or distribution, whether in cash, securities or other property (other than securities of the Company or any other corporation provided for by a plan of reorganization or readjustment the payment of which is subordinate, at least to the extent provided in the subordination provisions with respect to the indebtedness evidenced by the Senior Subordinated Debt Securities, to the payment of all Senior Indebtedness then outstanding and to any securities issued in respect thereof under any such plan of reorganization or readjustment) that would otherwise (but for the subordination provisions) be payable or deliverable in respect of the Senior Subordinated Debt Securities of any series will be paid or delivered directly to the holders of Senior Indebtedness in accordance with the priorities then existing among such holders until all Senior Indebtedness (including any interest thereon accruing after the commencement of any such proceedings) has been paid in full. In the event of any such proceeding, after payment in full of all sums owing with respect to Senior Indebtedness, the holders of Senior Subordinated Debt Securities, together with the holders of any obligations of the Company ranking on a parity with the Senior Subordinated Debt Securities, will be entitled to be repaid from the remaining assets of the Company the amounts at that time due and owing on account of unpaid principal of, premium, if any, or interest, if any, on the Senior Subordinated Debt Securities and such other obligations before any payment or other distribution, whether in cash, property or otherwise, shall be made on account of any capital stock or obligations of the Company ranking junior to the Senior Subordinated Debt Securities and such other obligations (Section 13.1 of the Senior Subordinated Debt Indenture).

     If any payment or distribution of any character, whether in cash, securities or other property (other than securities of the Company or any other corporation provided for by a plan of reorganization or readjustment the payment of which is subordinate, at least to the extent provided in the subordination provisions with respect to the Senior Subordinated Debt Securities, to the payment of all Senior Indebtedness then outstanding and to any securities issued in respect thereof under any such plan of reorganization or readjustment), shall be received by the Trustee or any holder of any Senior Subordinated Debt Securities in contravention of any of the terms of the Senior Subordinated Debt Indenture, such payment or distribution of securities will be received in trust for the benefit of, and will be paid over or delivered and transferred to, the holders of the Senior Indebtedness then outstanding in accordance with the priorities then existing among such holders for application to the payment of all Senior Indebtedness remaining unpaid to the extent necessary to pay all such Senior Indebtedness in full (Section 13.1 of the Senior Subordinated Debt Indenture).

     By reason of such subordination, in the event of the insolvency of the Company, holders of Senior Indebtedness may receive more, ratably, than holders of the Senior Subordinated Debt Securities. Such subordination will not prevent the occurrence of any Event of Default (as defined in the Indentures) or limit the right of acceleration in respect of the Senior Subordinated Debt Securities.

     Limitations on Liens. At such time as any series of Senior Subordinated Debt Securities has been issued and is outstanding, the Company and its Restricted Subsidiaries are prohibited from creating, incurring, assuming or guaranteeing any Secured Debt that is expressly by its terms Subordinated Indebtedness without making effective provision whereby the Senior Subordinated Debt Securities then outstanding and any other indebtedness of or guaranteed by the Company or any such Restricted Subsidiary then entitled thereto, subject to applicable priorities of payment, shall be secured by such mortgage, security interest, pledge, lien or encumbrance equally and ratably with any and all other obligations and indebtedness thereby secured, so long as any such other obligations and indebtedness shall be so secured; provided, that if any such mortgage, security interest, pledge, lien or encumbrance securing such Subordinated Indebtedness ceases to exist, such equal and ratable security for the benefit of the holders of Senior Subordinated Debt Securities shall automatically cease to exist without any further action; provided, further, that if such Subordinated Indebtedness is expressly subordinated to the Senior Subordinated Debt Securities, the mortgage, security interest, pledge, lien or encumbrance securing such Subordinated Indebtedness shall be subordinate and junior to the mortgage, security interest, pledge, lien or encumbrance securing the Senior Subordinated Debt Securities with the same relative priority as such Subordinated Indebtedness shall have with respect to the Senior Subordinated Debt Securities (Section 3.6 of the Senior Subordinated Debt Indenture). The foregoing restrictions are subject to the same exceptions applicable to the comparable restriction on Secured Debt contained in Section 3.6 of the Senior Debt Indenture. See "Provisions Applicable Solely to Senior Debt
Securities -- Limitation on Liens."

     Consolidation, Merger, Sale or Conveyance. No consolidation or merger of the Company, and no sale of substantially all of its property, shall be made with or to another corporation if any Principal Property of the Company or a Restricted Subsidiary would become subject to any mortgage or lien securing Subordinated Indebtedness (other than those permitted by Section 3.6 of the Senior Subordinated Debt Indenture) unless prior thereto all Senior Subordinated Debt Securities then outstanding are secured (equally and ratably, or with such other relative priority described above, with any other indebtedness of or guaranteed by the Company or any Restricted Subsidiary then entitled thereto to the extent such indebtedness constitutes Subordinated Indebtedness) by a direct lien on any such Principal Property and certain other properties (Section 9.2 of the Senior Subordinated Debt Indenture). Subject to the foregoing, the Company may, without the consent of the holders of Debt Securities, consolidate with, merge into or transfer, exchange or dispose of all of its properties to, any other corporation organized under the laws of the United States or any political subdivision thereof or therein, provided that the successor corporation assumes all obligations of the Company under the Indentures and the Debt Securities and that certain other conditions are met.

     Limitation on Issuance of Certain Other Subordinated Indebtedness. The Senior Subordinated Debt Indenture provides that the Company will not issue, guarantee, assume or incur, directly or indirectly, any Indebtedness that by its terms is both subordinate or junior in right of payment to Senior Indebtedness and senior in right of payment to the Senior Subordinated Debt Securities. (Section 3.8 of the Senior Subordinated Debt Indenture).

CONCERNING THE TRUSTEE

     Pursuant to the Trust Indenture Act of 1939, as amended, should a default occur with respect to either the Senior Debt Securities or the Senior Subordinated Debt Securities, The Bank of New York would be required to resign as Trustee under one of the Indentures within 90 days of such default unless such default were cured, duly waived or otherwise eliminated.

     The Bank of New York, the Trustee under both Indentures, makes loans to the Company in the normal course of business.

                DESCRIPTION OF COMMON STOCK AND PREFERRED STOCK

     The Company's authorized capital stock consists of 100,000,000 shares of Common Stock, par value $.10 per share, and 5,000,000 shares of Preferred Stock, par value $1.00 per share, each of which is described below. The summary description of the capital stock of the Company contained herein is necessarily general and reference should be made in each case to the Company's Articles of Incorporation, Bylaws and Rights Agreement described below, which are exhibits to the Registration Statement of which this Prospectus is a part.

COMMON STOCK

     General. As of August 1, 1997, an aggregate of 63,175,401 shares of Common Stock were issued and outstanding, excluding shares held in treasury and 5,776,532 shares that had been reserved for issuance under the Company's employee stock option plans. Subject to any prior rights of the Preferred Stock then outstanding, holders of Common Stock are entitled to receive such dividends as are declared by the Board of Directors out of funds legally available therefor. Subject to the voting rights, if any, of the Preferred Stock, all voting rights are vested in the holders of shares of Common Stock, each share being entitled to one vote. The holders of Common Stock are not entitled to cumulative voting rights in the election of directors. In the event of the liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and any preferential amount to which the holders of Preferred Stock are entitled. The holders of Common Stock have no preemptive or conversion rights and are not subject to further calls or assessments by the Company. The Common Stock currently outstanding is, and the Common Stock to be issued hereunder will be, fully paid and nonassessable.

     Classified Board; Removal of Directors. The Bylaws of the Company provide that the members of the Company's Board of Directors are divided into three classes as nearly equal as possible. Each class is elected for a three-year term. At each annual meeting of shareholders, approximately one-third of the members of the Board of Directors are elected for a three-year term and the other directors remain in office until their three-year terms expire. Furthermore, the Bylaws of the Company provide that neither any director nor the Board of Directors may be removed without cause, and that any removal for cause would require the affirmative vote of the holders of at least a majority of the voting power of the outstanding capital stock entitled to vote for the election of directors. Thus, control of the Board of Directors cannot be changed in one year without removing the directors for cause as described above; rather, at least two annual meetings must be held before a majority of the members of the Board of Directors could be changed. The Bylaws of the Company provide that the Bylaw provisions related to the classified board and removal of directors cannot be altered, amended or repealed without the approval of the holders of at least two-thirds of the outstanding shares entitled to vote thereon.

     Preferred Stock Purchase Rights. In order to protect the Company's shareholders from coercive or unfair takeover tactics, the Company's Board of Directors on March 1, 1989 adopted a Share Purchase Rights Plan (the "Share Purchase Rights Plan"). Pursuant to the Share Purchase Rights Plan, the Company's Board of Directors declared a distribution of one right ("Right") to purchase, until March 22, 1999 (or, if earlier, the redemption of the Rights), a unit consisting of 1/100th of one share of Series B Preferred Stock (the "Unit") at an exercise price of $65.50 per Unit, subject to certain antidilution adjustments, for each outstanding share of Common Stock, and approved the further issuance of Rights for all shares of Common Stock that are subsequently issued. See "Preferred Stock -- Series B Preferred Stock" below. Accordingly, a Right will be issued for each share of Common Stock issued hereunder. Until certain specified conditions described below exist, the Rights will be represented by the certificates for the Common Stock and will not be exercisable or transferable apart from the certificates for the Common Stock.

     Generally, in the event that the Company is acquired in a merger or other business combination transaction or 50% or more of the Company's consolidated assets or earning power is sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, the number of shares of common stock of the acquiring company that at the time of such transaction will have a market value of two times the exercise price of the Right.

     After the tenth day following the date on which any person or group of affiliated or associated persons (other than certain excepted persons) acquires beneficial ownership of 20% or more of the outstanding shares of Common Stock (unless such person first acquires 20% or more of the outstanding shares of Common Stock pursuant to a cash tender offer for all of the Common Stock, which purchase increases such person's beneficial ownership to 85% or more of the outstanding Common Stock) (an "Acquiring Person") or during such time as there is an Acquiring Person, there shall be any reclassification of securities or recapitalization or reorganization of the Company or other transaction or series of transactions that has the effect of increasing by more than 1% the proportionate share of the outstanding shares of any class of equity securities of the Company or any of its subsidiaries beneficially owned by the Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of Common Stock having a market value of two times the exercise price of the Right.

     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on a substantial number of Rights being acquired or approval of the Board. The Rights should not interfere with any merger or other business combination approved by the Board of Directors of the Company since, among other things, the Board of

Directors may, at its option, at any time until 10 days (subject to extension) following the date on which a person or group (other than certain excepted persons) acquires 20% or more of the outstanding Common Stock, redeem all but not less than all the then outstanding Rights at $.01 per Right.

     A Rights Agreement dated as of March 17, 1989, as amended, between the Company and The First National Bank of Boston, as Rights Agent (as amended, the "Rights Agreement"), specifies the terms of the Rights and the foregoing description of the Rights is qualified in its entirety by reference to the Rights Agreement, a copy of which is available upon written request to Investor Relations, Seagull Energy Corporation, 1001 Fannin, Suite 1700, Houston, Texas 77002, telephone (713) 951-4700.

     The transfer agent and registrar for the Common Stock of the Company is The First National Bank of Boston.

PREFERRED STOCK

     The following description of the terms of the Preferred Stock sets forth certain general terms and provisions of the Preferred Stock to which any Prospectus Supplement may relate. Certain terms of a series of the Preferred Stock offered by any Prospectus Supplement will be described in the Prospectus Supplement relating to such series of the Preferred Stock. If so indicated in the Prospectus Supplement, the terms of any such series may differ from the terms set forth below. The following description of the Preferred Stock summarizes certain provisions of the Company's Articles of Incorporation and the form of Statement of Designations filed as an exhibit to the Registration Statement to which this Prospectus relates and is subject to and qualified in its entirety by reference to the Articles of Incorporation and such Statement of Designations that will be filed with the Commission promptly after the offering of such series of Preferred Stock.

     General. Under the Company's Articles of Incorporation, the Board of Directors is authorized, without further shareholder action, to provide for the issuance of up to 5,000,000 shares of Preferred Stock in one or more series, with such voting powers, or without voting powers, and with such designations and relative rights and preferences as shall be set forth in resolutions providing for the issuance thereof adopted by the Board of Directors. At present, 500,000 shares of Preferred Stock are designated as Series B Junior Participating Preferred Stock (the "Series B Preferred Stock") in connection with the Share Purchase Rights Plan described above, although no such shares of Series B Preferred Stock are issued and outstanding. No other shares of Preferred Stock are issued, outstanding or designated as to series. It is not possible to state the actual effect of the authorization and issuance of a new series of Preferred Stock upon the rights of holders of the Common Stock and other series of Preferred Stock unless and until the Board of Directors determines the attributes of such new series of Preferred Stock and the specific rights of its holders. Such effects might include, however, (i) restrictions on dividends on Common Stock and other series of Preferred Stock if dividends on such new series of Preferred Stock have not been paid; (ii) dilution of the voting power of Common Stock and other series of Preferred Stock to the extent that such new series of Preferred Stock has voting rights, or to the extent that any such new series of Preferred Stock is convertible into Common Stock; (iii) dilution of the equity interest of Common Stock and other series of Preferred Stock; and (iv) limitation on the right of holders of Common Stock and other series of Preferred Stock to share in the Company's assets upon liquidation until satisfaction of any liquidation preference attributable to such new series of Preferred Stock. While the ability of the Company to issue Preferred Stock provides flexibility in connection with possible acquisitions and other corporate purposes, its issuance could be used to impede an attempt by a third party to acquire a majority of the outstanding voting stock of the Company.

     The Preferred Stock will have the dividend, liquidation, redemption and voting rights set forth below unless otherwise provided in the Prospectus Supplement relating to a particular series of the Preferred Stock. Reference is made to the Prospectus Supplement relating to the particular series of the Preferred Stock offered thereby for specific terms, including: (i) the designation of such Preferred Stock, the number of shares offered and the liquidation value thereof; (ii) the price at which such Preferred Stock will be issued; (iii) the dividend rate (or method of calculation), the dates on which dividends shall be payable, whether such dividends shall be cumulative or noncumulative and, if cumulative, the dates from which dividends shall commence to accumulate; (iv) the liquidation preference thereof; (v) any redemption or sinking fund provisions; (vi) any conversion or exchange provisions of such Preferred Stock; and (vii) any additional dividend, liquidation, redemption, sinking fund and other rights, preferences, limitations and restrictions of such Preferred Stock.

     The Preferred Stock will, when issued, be fully paid and nonassessable. Unless otherwise specified in the Prospectus Supplement relating to a particular series of the Preferred Stock, each series of the Preferred Stock will rank on a parity as to dividends and distributions in the event of a liquidation with each other series of the Preferred Stock, if any, and senior to the Series B Preferred Stock. Holders of Preferred Stock will have no preemptive rights to subscribe for or purchase shares of capital stock.

     Dividend Rights. Holders of the Preferred Stock of each series will be entitled to receive, when, as and if declared by the Board of Directors, out of assets of the Company legally available therefor, cash dividends at such rates and on such dates as are set forth in the Prospectus Supplement relating to such series of the Preferred Stock. Such rate may be fixed or variable or both. Each such dividend will be payable to the holders of record as they appear on the stock books of the Company on such record dates as will be fixed by the Board of Directors or a duly authorized committee thereof. Dividends on any series of the Preferred Stock may be cumulative or noncumulative, as provided in the Prospectus Supplement relating thereto. If the Board of Directors fails to declare a dividend payable on a dividend payment date on any series of Preferred Stock for which dividends are noncumulative, then the right to receive a dividend in respect of the dividend period ending on such dividend payment date will be lost, and the Company shall have no obligation to pay the dividend accrued for that period, whether or not dividends are declared for any future period.

     No full dividends will be declared or paid or set apart for payment on preferred stock of any series ranking, as to dividends, on a parity with or junior to any series of Preferred Stock for any period unless full dividends have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof set apart for such payment on such series of Preferred Stock for the then-current dividend period and, if such Preferred Stock is cumulative, all other dividend periods terminating on or before the date of payment of such full dividends. When dividends are not paid in full upon any series of the Preferred Stock and any other preferred stock ranking on a parity as to dividends with such series of the Preferred Stock, all dividends declared upon such series of the Preferred Stock and any other preferred stock ranking on a parity as to dividends will be declared pro rata so that the amount of dividends declared per share on such series of the Preferred Stock and such other preferred stock will in all cases bear to each other the same ratio that accrued dividends, including, in the case of cumulative Preferred Stock, accumulations, if any, in respect of prior dividend periods, per share on such series of the Preferred Stock and such other preferred stock bear to each other. Except as provided in the preceding sentence, unless full dividends, including, in the case of cumulative Preferred Stock, accumulations, if any, in respect of prior dividend periods, on all outstanding shares of any series of the Preferred Stock have been paid or declared and set aside for payment, no dividends (other than a dividend or distribution paid in shares of, or warrants, rights or options exercisable for or convertible into, Common Stock or another stock ranking junior to such series of the Preferred Stock as to dividends and upon liquidation) will be declared or paid or set aside for payment or other distributions made upon the Common Stock or any other stock of the Company ranking junior to or on a parity with the Preferred Stock as to dividends or upon liquidation, nor will any Common Stock or any other stock of the Company ranking junior to or on a parity with such series of the Preferred Stock as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any shares of any such stock) by the Company (except by conversion into or exchange for stock of the Company ranking junior to such series of the Preferred Stock as to dividends and upon liquidation). No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments which may be in arrears.

     The amount of dividends payable for each dividend period will be computed by annualizing the applicable dividend rate and dividing by the number of dividend periods in a year, except that the amount of dividends payable for the initial dividend period or any period longer or short other than a full dividend period shall be computed on the basis of 30-day months and a 360-day year.

     Each series of Preferred Stock will be entitled to dividends as described in the Prospectus Supplement relating to such series, which may be based upon one or more methods of determination. Different series of the Preferred Stock may be entitled to dividends at different dividend rates or based upon different methods of determination.

     Rights Upon Liquidation. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of each series of Preferred Stock will be entitled to receive out of assets of the Company available for distribution to stockholders, before any distribution of assets is made to holders of Common Stock or any other class of stock ranking junior to such series of the Preferred Stock upon liquidation, liquidating distributions in the amount set forth in the Prospectus Supplement relating to such series of the Preferred Stock plus an amount equal to accrued and unpaid dividends for the then-current dividend period and, if such series of the Preferred Stock is cumulative, for all dividend periods prior thereto. If, upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the amounts payable with respect to the Preferred Stock of any series and any other shares of stock of the Company ranking as to any such distribution on a parity with such series of the Preferred Stock are not paid in full, the holders of the Preferred Stock of such series and of such other shares will share ratably in any such distribution of assets of the Company in proportion to the full respective preferential amounts to which they are entitled. After payment of the full amount of the liquidating distribution to which they are entitled, the holders of such series of Preferred Stock will have no right or claim to any of the remaining assets of the Company. Neither the sale of all or substantially all the property or business of the Company nor the merger or consolidation of the Company into or with any other corporation shall be deemed to be a dissolution, liquidation or winding up, voluntary or involuntary, of the Company.

     Redemption. A series of the Preferred Stock may be redeemable, in whole or in part, at the option of the Company, and may be subject to mandatory redemption pursuant to a sinking fund, in each case upon terms, at the times and at the redemption prices set forth in the Prospectus Supplement relating to such series.

     The Prospectus Supplement relating to a series of Preferred Stock that is subject to mandatory redemption will specify the number of shares of such series of Preferred Stock that will be redeemed by the Company in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to any accrued and unpaid dividends thereon to the date of redemption. The redemption price may be payable in cash, capital stock or in cash received from the net proceeds of the issuance of capital stock of the Company, as specified in the Prospectus Supplement relating to such series of Preferred Stock.

     If fewer than all the outstanding shares of any series of the Preferred Stock are to be redeemed, whether by mandatory or optional redemption, the selection of the shares to be redeemed will be determined by lot or pro rata as may be determined by the Board of Directors or a duly authorized committee thereof, or by any other method which may be determined by the Board of Directors or such committee to be equitable. From and after the date of redemption (unless default shall be made by the Company in providing for the payment of the redemption price), dividends shall cease to accrue on the shares of Preferred Stock called for redemption and all rights of the holders thereof (except the right to receive the redemption price) shall cease.

     In the event that full dividends, including accumulations in the case of cumulative Preferred Stock, on any series of the Preferred Stock have not been paid, such series of the Preferred Stock may not be redeemed in part and the Company may not purchase or acquire any shares of such series of the Preferred Stock otherwise than pursuant to a purchase or exchange offer made on the same terms to all holders of such series of the Preferred Stock.

     Conversion or Exchange Rights. The Prospectus Supplement for any series of the Preferred Stock will state the terms, if any, on which shares of such series are convertible into, or exchangeable for, securities of the Company or another person.

     Voting Rights. Unless otherwise determined by the Board of Directors and indicated in the Prospectus Supplement relating to a particular series of Preferred Stock, the holders of the Preferred Stock will not be entitled to vote, except as set forth below or except as expressly required by applicable law. In the event the

Company issues share of any series of Preferred Stock with voting rights, including any voting rights in the case of dividend arrearages, unless otherwise specified in the Prospectus Supplement relating to a particular series of Preferred Stock, each such share will be entitled to one vote on matters on which holders of such series of the Preferred Stock are entitled to vote. In the case of any series of Preferred Stock having one vote per share on matters on which holders of such series are entitled to vote, the voting power of such series, on matters on which holders of such series and holders of other series of preferred stock are entitled to vote as a single class, will depend on the number of shares in such series, not on the aggregate liquidation preference or initial offering price of the shares of such series of Preferred Stock.

     Except as set forth in the Prospectus Supplement relating to a series of Preferred Stock, if at any time dividends on any series of Preferred Stock shall be in arrears in an amount equal to six quarterly dividends thereon, (which, with respect to any series of Preferred Stock whose dividend periods are other than quarterly, shall be deemed to be a number of dividend periods containing not less than 540 days), all holders of Preferred Stock on which dividends are in arrears and as to which similar voting rights have been conferred, voting as a class, irrespective of series, shall have the right to elect two directors. Directors so elected by such holders of Preferred Stock shall continue in office until their successors shall have been elected or until such time as all accrued and unpaid dividends for all previous dividend periods and for any current dividend period on all shares of such Preferred Stock then outstanding shall have been declared and paid or set apart for payment.

     The affirmative vote or consent of the holders of at least two-thirds of the outstanding shares of any series of Preferred Stock, voting as a separate class, will be required for any amendment, alteration or repeal, whether by merger, consolidation or otherwise, of the Articles of Incorporation that will
(i) increase or decrease the aggregate number of authorized shares of such series or of Preferred Stock, (ii) increase or decrease the par value of the Preferred Stock, (iii) effect an exchange, reclassification or cancellation of all or part of the shares of such series or of the Preferred Stock, (iv) effect an exchange, or create a right of exchange, of all or any part of the shares of another class into the shares of such series or of Preferred Stock, (v) change the designations, preferences, limitations or relative rights of the shares of such series or the Preferred Stock, (vi) change the shares of such series or the Preferred Stock into the same or a different number of shares of the same class or series or another class or series, (vii) create a new class or series of shares having rights and preferences equal, prior or superior to the shares of such series or the Preferred Stock, or increase the rights and preferences of any class or series having rights and preferences equal, prior or superior to the shares of such series or the Preferred Stock, or increase the rights and preferences of any class or series having rights or preferences later or inferior to the shares of such series or the Preferred Stock in such a manner as to become equal, prior or superior to the shares of such class or series, (viii) divide the shares of Preferred Stock into series and fix and determine the designation of such series and the variations in the relative rights and preferences between the shares of such series, (ix) limit or deny the existing preemptive rights of the shares of such series or of the Preferred Stock, (x) cancel or otherwise affect dividends on the shares of such series or the Preferred Stock that had accrued but had not been declared or (xi) include in or delete from the Articles of Incorporation any provisions required or permitted to be included in the Articles of Incorporation of a close corporation within the meaning of the Texas Business Corporation Act. The foregoing provisions are not applicable to the designation of series by the Board of Directors in the manner described under the heading "General" above. If the holders of the outstanding shares of Preferred Stock are entitled to vote as a class on a proposed amendment and the amendment would affect all series of such class (other than any series of which no shares are outstanding or any series that is not affected by the amendment) equally, then the holders of the separate series shall not be entitled to separate class votes, but shall instead vote together as one class. Notwithstanding the foregoing, the approval of a proposed amendment to the Articles of Incorporation that would solely effect changes in the designations, preferences, limitations and relative rights, including voting rights, of one or more series of shares that have been established by the Board of Directors as described above under the heading "General," shall not require the approval of the holders of the outstanding shares of any class or series other than such series if the preferences, limitations and relative rights of such series after giving effect to such amendment and of any series that may be established as a result of a reclassification of such series are, in each case, within those permitted to be fixed and determined by the Board of Directors with respect to the establishment of any new series of shares pursuant to the authority granted the Board of Directors as described above under the heading "General."

     Series B Preferred Stock. In connection with the adoption of the Share Purchase Rights Plan described above, on March 1, 1989, the Company's Board of Directors designated 500,000 shares of the Company's authorized but unissued Preferred Stock as the Series B Preferred Stock. The terms of Series B Preferred Stock are such that one share of Series B Preferred Stock will be approximately equivalent to 100 shares of Common Stock. Each 1/100th of one share of Series B Preferred Stock has the same dividend and voting rights as one full share of Common Stock. In addition, each 1/100th of one share of Series B Preferred Stock has a minimum quarterly dividend of $.01, a liquidation preference and certain other rights preferential to Common Stock. Pursuant to the Share Purchase Rights Plan, Rights have been issued to the holders of the Common Stock, but such Rights have not yet become exercisable or transferable apart from the certificate for the Common Stock, and no shares of Series B Preferred Stock have been issued.

DEPOSITARY SHARES

     General. The Company may, at its option, elect to offer fractional shares of Preferred Stock, rather than full shares of Preferred Stock. In the event such option is exercised, the Company will issue to the public receipts for Depositary Shares, each of which will represent a fraction (to be set forth in the Prospectus Supplement relating to a particular series of Preferred Stock) of a share of a particular series of Preferred Stock as described below.

     The shares of any series of Preferred Stock represented by Depositary Shares will be deposited under a Deposit Agreement (the "Deposit Agreement") between the Company and a bank or trust company selected by the Company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000 (the "Depositary"). Subject to the terms of the Deposit Agreement, each owner of a Depositary Share will be entitled, in proportion to the applicable fraction of a share of Preferred Stock represented by such Depositary Share, to all the rights and preferences of the Preferred Stock represented thereby (including dividend, voting, redemption and liquidation rights).

     The Depositary Shares will be evidenced by depositary receipts issued pursuant to the Deposit Agreement ("Depositary Receipts"). Depositary Receipts will be distributed to those persons purchasing the fractional shares of Preferred Stock in accordance with the terms of the offering. Copies of the forms of Deposit Agreement and Depositary Receipt are filed as exhibits to the Registration Statement of which this Prospectus is a part, and the following summary is qualified in its entirety by reference to such exhibits.

     If required by law or applicable securities exchange rules, engraved Depositary Receipts will be prepared. Pending the preparation of definitive engraved Depositary Receipts, the Depositary may, upon the written order of the Company, issue temporary Depositary Receipts substantially identical to (and entitling the holders thereof to all the rights pertaining to) the definitive Depositary Receipts but not in definitive form. Definitive Depositary Receipts will be prepared thereafter without unreasonable delay, and temporary Depositary Receipts will be exchangeable for definitive Depositary Receipts at the Company's expense.

     Dividends and Other Distributions. The Depositary will distribute all cash dividends or other cash distributions received in respect of the Preferred Stock to the record holders of Depositary Shares relating to such Preferred Stock in proportion to the number of such Depositary Shares owned by such holders.

     In the event of a distribution other than in cash, the Depositary will distribute property received by it to the record holders of Depositary Shares entitled thereto, unless the Depositary determines that it is not feasible to make such distribution, in which case the Depositary may, with the approval of the Company, sell such property and distribute the net proceeds from such sale to such holders.

     Redemption of Depositary Shares. If a series of Preferred Stock represented by Depositary Shares is subject to redemption, the Depositary Shares will be redeemed from the proceeds received by the Depositary resulting from the redemption, in whole or in part, of such series of Preferred Stock held by the Depositary. The redemption price per Depositary Share will be equal to the applicable fraction of the redemption price per share payable with respect to such series of the Preferred Stock. Whenever the Company redeems shares of Preferred Stock held by the Depositary, the Depositary will redeem as of the same redemption date the number of Depositary Shares representing the shares of Preferred Stock so redeemed. If fewer than all the

Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected by lot or pro rata as may be determined by the Depositary.

     Voting the Preferred Stock. Upon receipt of notice of any meeting at which the holders of the Preferred Stock are entitled to vote, the Depositary will mail the information contained in such notice of meeting to the record holders of the Depositary Shares relating to such Preferred Stock. Each record holder of such Depositary Shares on the record date (which will be the same date as the record date for the Preferred Stock) will be entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the amount of the Preferred Stock represented by such holder's Depositary Shares. The Depositary will endeavor, insofar as practicable, to vote the amount of the Preferred Stock represented by such Depositary Shares in accordance with such instructions, and the Company will agree to take all action that may be deemed necessary by the Depositary in order to enable the Depositary to do so. The Depositary will abstain from voting shares of the Preferred Stock to the extent it does not receive specific instructions from the holders of Depositary Shares representing such Preferred Stock.

     Amendment and Termination of the Depositary Agreement. The form of Depositary Receipt evidencing the Depositary Shares and any provision of the Deposit Agreement may at any time be amended by agreement between the Company and the Depositary. However, any amendment that materially and adversely alters the rights of the holders of Depositary Shares will not be effective unless such amendment has been approved by the holders of at least a majority of the Depositary Shares then outstanding. The Deposit Agreement may be terminated by the Company or the Depositary only if (i) all outstanding Depositary Shares have been redeemed or (ii) there has been a final distribution in respect of the Preferred Stock in connection with any liquidation, dissolution or winding up of the Company and such distribution has been distributed to the holders of Depositary Receipts.

     Charges of Depositary. The Company will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. The Company will pay charges of the Depositary in connection with the initial deposit of the Preferred Stock and any redemption of the Preferred Stock. Holders of Depositary Receipts will pay other transfer and other taxes and governmental charges and such other charges, including a fee for the withdrawal of shares of Preferred Stock upon surrender of Depositary Receipts, as are expressly provided in the Deposit Agreement to be for their accounts.

     Withdrawal of Preferred Stock. Upon surrender of Depositary Receipts at the principal office of the Depositary, subject to the terms of the Deposit Agreement, the owner of the Depositary Shares evidenced thereby is entitled to delivery of the number of whole shares of Preferred Stock and all money and other property, if any, represented by such Depositary Shares. Partial shares of Preferred Stock will not be issued. If the Depositary Receipts delivered by the holder evidence a number of Depositary Shares in excess of the number of Depositary Shares representing the number of whole shares of Preferred Stock to be withdrawn, the Depositary will deliver to such holder at the same time a new Depositary Receipt evidencing such excess number of Depositary Shares. Holders of Preferred Stock thus withdrawn will not thereafter be entitled to deposit such shares under the Deposit Agreement or to receive Depositary Receipts evidencing Depositary Shares therefor.

     Miscellaneous. The Depositary will forward to holders of Depository Receipts all reports and communications from the Company that are delivered to the Depositary and that the Company is required to furnish to the holders of the Preferred Stock.

     Neither the Depositary nor the Company will be liable if it is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the Deposit Agreement. The obligations of the Company and the Depositary under the Deposit Agreement will be limited to performance in good faith of their duties thereunder and they will not be obligated to prosecute or defend any legal proceeding in respect of any Depositary Shares or Preferred Stock unless satisfactory indemnity is furnished. They may rely upon written advice of counsel or accountants, or upon information provided by persons presenting Preferred Stock for deposit, holders of Depositary Receipts or other persons believed to be competent and on documents believed to be genuine.

     Resignation and Removal of Depositary. The Depositary may resign at any time by delivering to the Company notice of its election to do so, and the Company may at any time remove the Depositary, any such resignation or removal to take effect upon the appointment of a successor Depositary and its acceptance of such appointment. Such successor Depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

                       DESCRIPTION OF SECURITIES WARRANTS

     The Company may issue Securities Warrants for the purchase of Debt Securities, Preferred Stock, Depositary Shares or Common Stock. Securities Warrants may be issued independently or together with Debt Securities, Preferred Stock, Depositary Shares or Common Stock offered by any Prospectus Supplement and may be attached to or separate from any such Offered Securities. Each series of Securities Warrants will be issued under a separate warrant agreement (a "Securities Warrant Agreement") to be entered into between the Company and a bank or trust company, as warrant agent (the "Securities Warrant Agent"), all as set forth in the Prospectus Supplement relating to the particular issue of Securities Warrants. The Securities Warrant Agent will act solely as an agent of the Company in connection with the Securities Warrants and will not assume any obligation or relationship of agency or trust for or with any holders of Securities Warrants or beneficial owners of Securities Warrants. The following summary of certain provisions of the Securities Warrants does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all provisions of the Securities Warrant Agreements.

     Reference is made to the Prospectus Supplement relating to the particular issue of Securities Warrants offered thereby for the terms of and information relating to such Securities Warrants, including, where applicable: (i) the designation, aggregate principal amount, currencies, denominations, and terms of the series of Debt Securities purchasable upon exercise of Debt Warrants and the price at which such Debt Securities may be purchased upon such exercise; (ii) the number of shares of Common Stock purchasable upon the exercise of Common Stock Warrants and the price at which such number of shares of Common Stock may be purchased upon such exercise; (iii) the number of shares and series of Preferred Stock and/or Depositary Shares purchasable upon the exercise of Preferred Stock Warrants and the price at which such number of shares of such series of Preferred Stock and/or Depositary Shares may be purchased upon such exercise; (iv) the date on which the right to exercise such Securities Warrants shall commence and the date on which such right shall expire (the "Expiration Date"); (v) United States Federal income tax consequences applicable to such Securities Warrants; (vi) the amount of Securities Warrants outstanding as of the most recent practicable date; and (vii) any other terms of such Securities Warrants. Common Stock Warrants will be offered and exercisable for U.S. dollars only. Securities Warrants will be issued in registered form only. The exercise price for Securities Warrants will be subject to adjustment in accordance with the applicable Prospectus Supplement.

     Each Securities Warrant will entitle the holder thereof to purchase such principal amount of Debt Securities or such number of shares of Preferred Stock, Depositary Shares or Common Stock at such exercise price as shall in each case be set forth in, or calculable from, the Prospectus Supplement relating to the Securities Warrants, which exercise price may be subject to adjustment upon the occurrence of certain events as set forth in such Prospectus Supplement. After the close of business on the Expiration Date (or such later date to which such Expiration Date may be extended by the Company), unexercised Securities Warrants will become void. The place or places where, and the manner in which, Securities Warrants may be exercised shall be specified in the Prospectus Supplement relating to such Securities Warrants.

     Prior to the exercise of any Securities Warrants to purchase Debt Securities, Preferred Stock, Depositary Shares or Common Stock, holders of such Securities Warrants will not have any of the rights of holders of Debt Securities, Preferred Stock, Depositary Shares or Common Stock, as the case may be, purchasable upon such exercise, including the right to receive payments of principal of, premium, if any, or interest, if any, on the Debt Securities purchasable upon such exercise or to enforce covenants in the applicable Indenture, or to receive payments of dividends, if any, on the Preferred Stock, Depositary Shares or Common Stock purchasable upon such exercise, or to exercise any applicable right to vote.

                              PLAN OF DISTRIBUTION
GENERAL

     The Company may sell Securities to or through underwriters or dealers, and also may sell Securities directly to one or more other purchasers or through agents. The Prospectus Supplement sets forth the names of any underwriters or agents involved in the sale of the Offered Securities and any applicable commissions or discounts.

     Underwriters, dealers or agents may offer and sell the Offered Securities at a fixed price or prices, which may be changed, or from time to time at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. In connection with the sale of the Securities, underwriters or agents may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the Securities for whom they may act as agent. Underwriters or agents may sell the Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agent.

     The Securities (other than the Common Stock), when first issued, will have no established trading market. Any underwriters or agents to or through whom Securities are sold by the Company for public offering and sale may make a market in such Securities, but such underwriters or agents will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any such Securities.

     Any underwriters, dealers or agents participating in the distribution of the Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Securities may be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended (the "1933 Act"). Underwriters, dealers or agents may be entitled, under agreements entered into with the Company, to indemnification against or contribution toward certain civil liabilities, including liabilities under the 1933 Act.

DELAYED DELIVERY ARRANGEMENTS

     If so indicated in the Prospectus Supplement, the Company will authorize underwriters or other persons acting as the Company's agents to solicit offers by certain institutions to purchase Securities from the Company pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases will be subject to the condition that the purchase of the Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such agents will not have any responsibility in respect of the validity or performance of such contracts.

                                 LEGAL MATTERS

     Certain legal matters with respect to the validity of the Securities are expected to be passed upon for the Company by Vinson & Elkins L.L.P., Houston, Texas and for the underwriters, dealers or agents, if any, of a particular issue of Securities by Simpson Thacher & Bartlett (a partnership which includes professional corporations), New York, New York. Simpson Thacher & Bartlett will rely upon Vinson & Elkins L.L.P. with respect to matters of Texas law. Mr. J. Evans Attwell, an attorney with Vinson & Elkins L.L.P., is a director of the Company.

                                    EXPERTS

     The consolidated financial statements of Seagull Energy Corporation and subsidiaries as of December 31, 1996 and 1995, and for each of the years in the three-year period ended December 31, 1996, incorporated by reference herein and elsewhere in the Registration Statement have been incorporated herein and in the Registration Statement in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP covering the 1996 consolidated financial statements refers to a change in the Company's method of accounting for the impairment of long-lived assets and long-lived assets to be disposed of.

     Certain information with respect to the oil and gas reserves associated with a portion of the Company's oil and gas properties derived from the report of DeGolyer and MacNaughton, independent consulting petroleum engineers, has been included and incorporated by reference herein upon the authority of said firm as experts with respect to the matters covered by such report and in giving such report.

     Certain information with respect to the oil and gas reserves associated with a portion of the Company's oil and gas properties derived from the report of Netherland, Sewell & Associates, Inc., independent petroleum engineers, has been included and incorporated by reference herein in reliance upon such firm as experts with respect to the matters contained therein.

     Certain information with respect to the oil and gas reserves associated with a portion of the Company's oil and gas properties derived from the report of Ryder Scott Company, independent petroleum engineers, has been included and incorporated by reference herein in reliance upon such firm as experts with respect to the matters contained therein.

                              CERTAIN DEFINITIONS

     As used in this Prospectus and any Prospectus Supplement:

          With respect to volumes, "bcf" means billion cubic feet, "mcf" means thousand cubic feet, "mmbbls" means million barrels, one "bcfe" equals the energy equivalent of one bcf of natural gas, "mmcf/d" means million cubic feet per day, "mbbls/d" means thousand barrels per day, "bbls/d" means barrels per day and one "mmcfe/d" means the energy equivalent of one million cubic feet of natural gas per day. Unless otherwise indicated in this Prospectus or in any Prospectus Supplement, gas volumes are stated at the legal pressure base of the state or area in which the reserves are located and at 60 degrees Fahrenheit. Where crude oil, condensate and natural gas liquids volumes are converted into natural gas equivalents, a ratio of six mcf to one barrel is used, which approximates the relative energy content of crude oil, condensate and natural gas liquids as compared to natural gas.

          When used in describing acreage on drilling locations, the term "net" refers to the total acres on drilling locations in which the Company has a working interest, multiplied by the percentage working interest owned by the Company. When used in describing production, the term "net" refers to the sum of (i) the total production in which the Company has a working interest, multiplied by the percentage of net revenue interest owned by the Company and (ii) the total production that is attributable to royalty interests held by the Company.

          "Proved" reserves refer to net proved developed and undeveloped reserves of crude oil, condensate, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be economically recoverable in the future from known reservoirs under existing conditions. Proved "developed" reserves are those proved reserves reasonably expected to be recovered with existing equipment and operating methods, while proved "undeveloped" reserves are those proved reserves reasonably expected to be recovered from new wells on undrilled acreage, from existing wells where a relatively large expenditure is required and from acreage where an application of fluid injection or other improved recovery technique is contemplated (where such technique has been proved effective by actual tests in the area in the same reservoir or one with similar rock and fluid properties). THE RESERVE

     VOLUMES PROVIDED IN AND INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR IN ANY PROSPECTUS SUPPLEMENT ARE ESTIMATES ONLY AND SHOULD NOT BE CONSTRUED AS BEING EXACT QUANTITIES. THEY MAY OR MAY NOT BE ACTUALLY RECOVERED. MOREOVER, ESTIMATES OF PROVED RESERVES MAY INCREASE OR DECREASE AS A RESULT OF FUTURE OPERATIONS OF THE COMPANY AND CHANGES IN MARKET CONDITIONS.

          A "reserve life index" is a measure of how long it will take to produce a quantity of reserves, calculated by dividing end of year reserves by annual production for the most recent fiscal year (in gas equivalents). An "infill" well is a well drilled between known producing wells to better exploit the reservoir. "Deliverability" refers to the volume of net production capability attributable to a well or group of wells. "Workover expenses" are the remedial costs incurred on producing wells to increase the rate of production. "Shut in" refers to the closing of the valves on a well so that it stops producing.

======================================================

NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING DESCRIBED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL UNDER ANY CIRCUMSTANCE CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OF SOLICITATION.

                            ------------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                         PAGE
                                         ----
The Company............................   S-2
Selected Historical Financial
  Information..........................   S-7
Use of Proceeds........................   S-8
Capitalization.........................   S-8
Description of Senior Notes............   S-9
Underwriting...........................  S-10
Legal Matters..........................  S-11

                 PROSPECTUS
Available Information..................     2
Incorporation of Certain Documents by
  Reference............................     2
The Company............................     3
Forward-Looking Statements.............     3
Use of Proceeds........................     3
Ratios of Earnings to Fixed Charges....     3
Description of Debt Securities.........     4
Description of Common Stock and
  Preferred Stock......................    14
Description of Securities Warrants.....    22
Plan of Distribution...................    23
Legal Matters..........................    23
Experts................................    24
Certain Definitions....................    24

======================================================
======================================================

                                  $150,000,000

                                 [SEAGULL LOGO]

                                 SEAGULL ENERGY

                                  CORPORATION

                       ----------------------------------

                             PROSPECTUS SUPPLEMENT
                       ----------------------------------

                              MERRILL LYNCH & CO.

                          DONALDSON, LUFKIN & JENRETTE
            SECURITIES CORPORATION

                               J. P. MORGAN & CO.

                              SALOMON BROTHERS INC

                          SBC WARBURG DILLON READ INC.
                               SEPTEMBER 25, 1997

======================================================